       As filed with Securities and Exchange Commission on October __, 1996
================================================================================
                                                           REGISTRATION NO. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                -------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 -------------

                             GENERAL HOUSING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 -------------

                DELAWARE                                   2451                               16-1491687
      (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                                                 2255 INDUSTRIAL BOULEVARD
                                                 WAYCROSS, GEORGIA  31501
                                                     (912) 285-5068
                                             (ADDRESS, INCLUDING ZIP CODE, AND
                                          TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                                          REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                                       -------------

                                                       SAMUEL P. SCOTT
                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                                   GENERAL HOUSING, INC.
                                                2255 INDUSTRIAL BOULEVARD
                                                 WAYCROSS, GEORGIA  31501
                                                      (912) 285-5068
                                             (NAME, ADDRESS, INCLUDING ZIP CODE,
                                             AND TELEPHONE NUMBER, INCLUDING AREA
                                                 CODE, OF AGENT FOR SERVICE)

                                                       -------------
                                                        COPIES TO:
                     JAMES A. LOCKE, ESQ.                                              JOE DANNENMAIER, ESQ.
                    JOHN C. PARTIGAN, ESQ.                                            THOMPSON & KNIGHT, P.C.
             NIXON, HARGRAVE, DEVANS & DOYLE LLP                                  1700 PACIFIC AVENUE, SUITE 3300
                        CLINTON SQUARE                                                 DALLAS, TEXAS  75201
                  ROCHESTER, NEW YORK  14603                                              (214) 969-1700
                        (716) 263-1000

                                 -------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
[_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
[_]
                                 -------------

CALCULATION OF REGISTRATION FEE

===========================================================================================================================
Title of Each Class of                               Proposed Maximum         Proposed Maximum
   Securities to be             Amount to be        Offering Price Per       Aggregate Offering         Amount of
     Registered                Registered (1)            Share (2)               Price (2)           Registration Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par
 value.....................      2,300,000                $14.00                 $32,200,000              $9,758
===========================================================================================================================

(1) Includes up to 300,000 shares as to which the Underwriters have been granted the option to purchase by the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

                              ------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER __, 1996

                                2,000,000 SHARES


                             General Housing, Inc.


                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." Application has been made for the inclusion of the Common Stock in the Nasdaq National Market, under the symbol "GENH."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               -----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
         HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                Price to     Underwriting      Proceeds to
                                 Public        Discount        Company(1)
--------------------------------------------------------------------------------
Per Share.................
--------------------------------------------------------------------------------
Total (2).................     $              $              $
================================================================================

     (1) Before deducting estimated expenses of $750,000 payable by the Company.

     (2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, the total price to public,
          underwriting discount and proceeds to Company will be $       , $
          and $        , respectively.

                              -------------------

          The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Rauscher Pierce Refsnes, Inc., Dallas, Texas on or about , 1996.

     RAUSCHER PIERCE REFSNES, INC.  OPPENHEIMER & CO., INC.

                              -------------------


                The date of this Prospectus is          , 1996

                            [Artwork to be inserted]



                              -------------------

          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

--------------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including financial statements and notes thereto, included elsewhere in this Prospectus. Except where the context otherwise requires, all references to the "Company" or to "General" include General Housing, Inc., its wholly owned subsidiary and the subsidiary's predecessor. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect approximately a 0.82 for 1 reverse stock split to be effected immediately prior to the closing of the Offering.

                                  THE COMPANY

     General produces manufactured homes in the southeastern United States, with an emphasis on value-pricing and enhanced customer service. The Company sells its homes through a network of independent dealers with more than 400 retail sales centers principally located in the Company's primary markets of Georgia, South Carolina, Florida, Alabama and North Carolina (the "Primary Markets") and uses a variety of brand names in order to better penetrate its markets. The Company's principal focus is on the production of multi-section homes, which, for the first six months of 1996, represented approximately 64% of the homes sold by the Company. Since 1994, in the Company's Primary Markets, sales of multi-section homes have exceeded sales of single-section homes. The Company believes that wider and more flexible floor plan designs and site-built appearance are features of multi-section homes that have contributed to this trend. The Company manufactures its homes in five production facilities, four of which are located in Waycross, Georgia, and one of which is located in Lamar, South Carolina. The Company's single-section homes generally sell at retail prices between $12,000 and $29,000 and its multi-section homes generally sell at retail prices between $18,000 and $44,000.

     Since its founding in 1987, the Company has experienced rapid growth. Net sales have increased from $20.4 million in 1991 to $90.7 million in 1995, a compound annual growth rate of 45%. During the first six months of 1996, net sales were $65.8 million compared to $42.8 million for the comparable period in 1995, a 54% increase. In addition, the Company believes that its operating margins are among the highest in the industry based on the publicly available information of its competitors. The Company began production at its third and fourth manufacturing facilities in January 1994 and August 1995, and began production at its fifth manufacturing facility, located in South Carolina, in December 1995.

BUSINESS STRATEGY

     The key elements of the Company's business strategy are as follows:

     Comprehensive Approach to Customer Service. The Company is committed to providing comprehensive service to its independent dealers and to retail buyers of its homes. To differentiate itself in the market, the Company created the Gold Card service program. Under the Gold Card service program, the retail home buyer is able to contact the Company directly with respect to all warranty service claims. The Company believes that its Gold Card program: (1) ensures prompt customer service, (2) develops loyalty among dealers by reducing their need to provide time-consuming customer service and (3) enhances the Company's reputation in the marketplace. The Company believes the Gold Card service program has contributed to its success and that it continues to be the only warranty service program in the industry administered directly by the manufacturer. The Company provides all retail buyers of its homes with one-year limited warranties and, with respect to most of its homes, pays for a third party to provide limited warranties against structural defects for a period of nine years beginning after the initial one-year warranty period.

     Product Focus. The Company targets its homes to the value-priced segment of the manufactured housing market. In 1995, the Company's average wholesale price per home sold was $20,358. In designing its homes, the Company incorporates certain high-visibility and structural features that are valued by home buyers and which are typically characteristic of higher-priced manufactured homes, while avoiding other features that add to production cost without significantly enhancing marketability. Standard high-visibility and structural features typically include vaulted and textured ceilings, plywood floors and higher-quality cabinets. Because of this design emphasis, together with its

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

manufacturing expertise and strict cost controls, the Company believes that it is able to offer multi-section homes that compete directly with the single-section homes offered by certain of its competitors.

     Geographic Focus. General's objective is to become one of the leading producers of value-priced manufactured homes across the southeastern United States. Historically, the Company has focused on marketing its homes through independent dealers in the Company's Primary Markets. The states comprising the Company's Primary Markets represent five of the six largest markets for manufactured housing and accounted for approximately 32% of industry shipments during the first six months of 1996 according to the Manufactured Housing Institute (the "MHI"). The Company plans to continue to grow by increasing its presence in its Primary Markets and by further expanding into contiguous markets in the southeastern United States. Through its existing facilities, the Company believes that its level of production can be increased to approximately 54 floors per day from its current average production of approximately 40 floors per day.

     Low-Cost Production. The Company strives to achieve low-cost production through the use of (1) manufacturing-focused information systems, (2) incentive-based compensation programs, (3) cost-efficient product designs and (4) a centralized manufacturing strategy. The Company's information systems provide management with daily reports that enable management to: identify potential quality concerns; react to raw material price changes; recognize changes in production efficiency; and tightly control costs. The Company relies heavily on incentive-based compensation programs that are designed to motivate employees to achieve production and sales volume goals and to maintain cost and quality control standards. To help effect production efficiencies, the Company uses innovative product designs and construction systems combined with standardized base construction materials across product lines. The Company's centralized manufacturing strategy allows the Company to reduce costs through plant specialization and decreased overhead.

INDUSTRY

     In 1995, the manufactured housing industry had estimated retail sales of $12.3 billion in the United States, an increase of 21% over the previous year according to the MHI. From 1991 through 1995, shipments of manufactured homes increased from approximately 171,000 homes to 340,000 homes, a compound annual growth rate of 18.8%. Growth has continued through the first six months of 1996 as home shipments increased 9.5% over the comparable period in 1995. Manufactured housing shipments have benefited from the continuing cost advantage of manufactured homes relative to site-built homes, the improved quality and appearance of manufactured homes, a stable economic environment and increased availability of financing for manufactured home buyers.

     During the first six months of 1996, total manufactured home shipments within the Company's Primary Markets increased by 13.1% over the comparable period in 1995, exceeding the national rate of increase, and the Company's total home shipments increased by 37.1% for the same period. Shipments of multi-section manufactured homes in the Company's Primary Markets increased from 47,566 in 1994 to 53,990 in 1995, an increase of 13.5%, and through the first six months of 1996, increased by 20.8% over the comparable period in 1995. The Company's shipments of multi-section homes increased 41% and 38%, respectively, for the same periods.

ACQUISITION AND RESTRUCTURING

     The Company is the successor to General Manufactured Housing, Inc. which commenced operations in 1987 (the "Predecessor"). The Predecessor was acquired on December 21, 1995, in a leveraged buyout transaction accounted for as a purchase, for an aggregate consideration of approximately $50.6 million (the "Acquisition"). Strategic Investments & Holdings, Inc., a private investment firm headquartered in Buffalo, New York ("Strategic Investments"), was instrumental in structuring the Acquisition. Certain principals of Strategic Investments actively participate in the management of the Company and an affiliate of Strategic Investments is a principal stockholder of the Company. See "Certain Transactions -- Management Agreement" and "Principal Stockholders." The Acquisition was funded through the issuance of the Company's capital stock and indebtedness. The proceeds of the Offering will be used to reduce such indebtedness and to redeem the Company's Series A Redeemable Preferred Stock (the "Redeemable Preferred Stock"). See "Use of Proceeds," "Capitalization" and "Certain Transactions -- The Restructuring."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Simultaneous with the closing of the Offering, all classes of the Company's issued and outstanding capital stock will be converted into a single class of Common Stock and the deferred consideration payable to the former stockholders of the Predecessor will be converted into promissory notes (together, with certain other changes to the Company's capital structure, the "Restructuring").

     In the fiscal quarter in which the Restructuring and the Offering are consummated, the Company will record the following non-recurring, non-cash charges: (1) approximately $2.2 million resulting from the issuance of Common Stock to holders of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") in satisfaction of the liquidation preference payable to such holders upon the conversion of the Series B Preferred Stock into Common Stock, and (2) approximately $264,000 resulting from the redemption of the Redeemable Preferred Stock, representing the difference between the consideration received upon issuance (plus accretion) and the redemption price. The non-cash charge of $2.2 million will reduce net income available to common stockholders for such quarter, but will not reduce total stockholders' equity. In addition, at the same time, the Company will record an extraordinary after-tax charge to income of approximately $446,000 resulting from the prepayment of a substantial portion of the Company's outstanding long-term debt. See "Certain Transactions -- The Acquisition" and "-- The Restructuring."

                                 THE OFFERING

Common Stock offered by the Company.....................  2,000,000 shares(1)
Common Stock to be outstanding after the Offering (2) ..  5,769,231 shares
Use of proceeds.........................................  To redeem all of the shares of the
                                                          Company's Redeemable
                                                          Preferred Stock, and
                                                          to reduce
                                                          indebtedness incurred
                                                          in connection with
                                                          the Acquisition. See
                                                          "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  GENH
__________________

(1) Samuel P. Scott, the founder of the Company and its Chief Executive Officer since inception, and members of his family will purchase a total of 76,923 shares in the Offering. See "Principal Stockholders" and "Underwriting."

(2) Excludes 461,500 shares reserved for issuance under the Company's Stock Option Plan, including 208,000 shares issuable upon the exercise of options (all of which will be granted to officers and employees of the Company immediately prior to the completion of the Offering) with an exercise price equal to the initial public offering price. See "Management -- Compensation Pursuant to Plans" and "Principal Stockholders."

     The Company's principal executive offices are located at 2255 Industrial Boulevard, Waycross, Georgia 31501 and its telephone number is (912) 285-5068.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  SUMMARY FINANCIAL AND OPERATING INFORMATION

              (In thousands, except per share and operating data)


                                                   PREDECESSOR(1)                                     COMPANY
                             ------------------------------------------------     -----------------------------------------------

                                                                                                           PRO FORMA(2)
                                                                                               ----------------------------------

                                                                                                     YEAR ENDED        SIX MONTHS
                                                                           SIX MONTHS  ENDED        DECEMBER 31,          ENDED
                                       YEARS ENDED DECEMBER 31,                  JUNE 30,              1995(3)        JUNE 30, 1996
                                   ----------------------------------       --------------------
                                     1993         1994        1995(3)         1995       1996
                                   --------     --------     --------       --------    --------     -------------   ---------------


INCOME STATEMENT DATA:
Net sales.......................   $43,659      $67,418      $90,673        $42,764      $65,754        $90,673          $65,754
Gross profit....................     9,373       15,148       21,100          9,996       17,402         21,100           17,402
Income from operations(4).......     1,951        3,552        7,946          3,771        8,393          8,063            8,343
Interest expense................       100           95          283             72        2,367          3,702            1,724
Net income......................     1,093        2,106        4,784(5)       2,304(5)     3,515(6)       2,326            3,864
Net income per common
 share..........................                                                           $0.84          $0.40            $0.67
Weighted average number of
 common shares..................                                                           3,604          5,769            5,769

OPERATING DATA:
Average wholesale price per home:
  Single-section homes..........   $12,271      $13,617      $15,226        $14,433      $16,752
  Multi-section homes...........    19,291       22,007       22,995         22,730       24,653
   Average per home.............    15,223       18,385       20,358         19,412       21,773

Homes sold:
Single-section homes............     1,662        1,583        1,512            816        1,101
Multi-section homes.............     1,206        2,084        2,942          1,387        1,919
                                   -------      -------      -------        -------      -------
        Total homes.............     2,868        3,667        4,454          2,203        3,020
Manufacturing facilities (7)....         2            3            5              3            5
   (end of period)

                                                                      JUNE 30, 1996
                                             -------------------------------------------------------------------
                                                                                              PRO FORMA
                                                ACTUAL(8)        PRO FORMA(8),(9)         AS ADJUSTED(8),(10)
                                                ---------        ----------------         -------------------
BALANCE SHEET DATA:

Total assets                                    $59,050                  $62,131               $61,550
Long-term debt                                   32,937                   34,937                19,707
Redeemable Preferred Stock                        7,736                    7,736                    --
Stockholders' equity                              5,678                    5,684                28,069

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) On December 21, 1995, the Company acquired all of the capital stock of the Predecessor in the Acquisition. The financial information assumes that the Acquisition was consummated after the close of business on December 30, 1995.

(2) Pro forma to give effect to the Acquisition, the Restructuring and the Offering as if such transactions had occurred on January 1, 1995. See "Unaudited Pro Forma Financial Statements."

(3)  Year ended December 30.

(4) After management compensation of approximately $2,049, $4,121, $1,855 and $927 for the years ended 1993, 1994 and 1995 and for the six months ended June 30, 1995, respectively, which would not have been paid under the current executive salary and bonus plan.

(5) Reflects a pro forma provision for federal and state income taxes for the Predecessor at a blended rate of 38% for 1995. During 1995, the Predecessor elected to be treated as an S corporation for federal income tax purposes and therefore recorded no provision for federal income taxes for the year or for the six months ended June 30, 1995.

(6) Before preferred stock dividends of $480 and accretion on preferred stock of $16, which have been deducted from net income in determining net income per common share.

(7) The Company's third, fourth and fifth facilities began operations in January 1994, August 1995 and December 1995, respectively.

(8) Excludes approximately $29 million of restricted cash equivalents held to serve as collateral on letters of credit securing payment on $29 million in notes payable to the Predecessor stockholders and also excludes such corresponding amount of notes payable.

(9) Pro forma to give effect to the Restructuring. See "Unaudited Pro Forma Financial Statements."

(10) Pro forma to give effect to the Restructuring and as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock in the Offering and the application of the net proceeds as described under "Use of Proceeds."

--------------------------------------------------------------------------------

                                 RISK FACTORS


     Prospective investors should consider carefully the following information, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

INDUSTRY CONDITIONS, CYCLICALITY AND SEASONALITY

     The manufactured housing industry historically has been cyclical and is influenced by many of the same national and regional economic and demographic factors which affect the housing industry generally. Such factors include consumer confidence, inflation, interest rates, availability of financing, regional population and employment trends, availability and cost of alternative housing, weather conditions and general economic conditions. According to the MHI, during the period from 1983 to 1991, aggregate annual domestic shipments of manufactured housing declined approximately 42% from approximately 295,000 homes to 171,000 homes. The Company believes that the principal causes of this decline included certain severe regional economic downturns, deterioration of general economic conditions, reduced availability of financing and high levels of repurchased and repossessed inventory of manufactured homes. Although aggregate domestic manufactured housing shipments increased 99% from 1991 to 1995, there can be no assurance that the manufactured housing market will not experience future declines or that such declines will not have a material adverse effect on the Company's business, financial condition and results of operations.

        In addition, the manufactured housing industry generally experiences lower sales and reductions in backlog in the first and fourth quarters of the year as a result of the effect of seasonal trends on manufacturing, distribution and sales efforts. While the Company's quarterly results of operations have not been materially impacted by seasonality during the last several years, such seasonality, combined with increased production capacity in the industry and at the Company, may have an adverse impact on the Company's future operations during certain periods.

AVAILABILITY OF DEALER AND CONSUMER FINANCING

     The Company's dealers and retail buyers of the Company's homes generally secure financing for the purchase of the Company's homes from third-party lenders. As is the practice in the industry, substantially all of the Company's independent dealers finance their purchase of manufactured homes through wholesale "floor plan" financing arrangements pursuant to which a financial institution lends the dealer the purchase price of a home and maintains a security interest in the home as collateral. Consumers typically purchase manufactured homes through a combination of down payments ranging from 5% to 10% and retail installment loans secured by a security interest in the home. The availability, interest rates and other costs of financing for dealers and retail home buyers can significantly affect the Company's sales and are determined by the lending practices of financial institutions, governmental policies and other conditions, all of which are beyond the control of the Company. Interest rates for manufactured home loans are generally higher than loans for site-built homes and, at times, home loans for manufactured housing have been more difficult to obtain than conventional home mortgages. Although demand for the Company's homes has been positively impacted by relatively low interest rates in recent periods, any future increases in interest rates could have an adverse effect on the sales of the Company's homes.

COMPETITION

     The manufactured housing industry is highly competitive, and the barriers to entry are lower than for industries requiring large capital investments or substantial technological expertise. Competition exists at the manufacturing and retail levels in terms of price, product quality and features, reputation for service, warranty and repair, quality independent dealers and availability of dealer and retail consumer financing. According to the MHI, at June 30, 1996, there were more than 95 companies producing manufactured homes at more than 300 facilities in the United States, many of which are in direct competition with the Company. Some of the Company's competitors have substantially greater financial, manufacturing, distribution and marketing resources than the Company. A number of the Company's competitors also provide floor plan financing to retailers through captive financing sources. A contraction in floor plan financing sources could provide an advantage to those competitors with substantial capital resources or captive financing capabilities. Manufactured homes compete with new and existing site-built homes and, to a lesser degree, with apartments, townhouses, condominiums and prefabricated, modular site-built homes. See "Business -- Competition."

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's success depends upon the continued contributions of its senior executives, particularly its Chairman and Chief Executive Officer, Samuel
P. Scott. In 1995, Mr. Scott and his two sons were among the Company's five most highly compensated executives. The Company maintains a $5.0 million key man life insurance policy on the life of Mr. Scott. The loss of the services of Mr. Scott or one or more of the Company's other senior executives could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

FOCUS ON SOUTHEASTERN UNITED STATES

     The Company sells its products in the southeastern United States, including its Primary Markets of Georgia, South Carolina, Florida, Alabama and North Carolina. While the Company believes that this region historically has been strong for the manufactured housing industry, demographic factors and economic conditions affecting this region may adversely affect the Company's business, financial condition and results of operations.

CONTROL OF COMPANY

     Upon completion of the Offering, approximately 65% of the outstanding Common Stock of the Company will be beneficially owned by the Company's current stockholders. As a result, such current stockholders, acting together, will continue to be able to determine the outcome of elections of the Company's directors and thereby control the management of the Company's business. Pursuant to a management agreement, Strategic Investments provides management and consulting services to the Company for which it receives compensation. See "Principal Stockholders" and "Certain Transactions -- Management Agreement."

PRICING AND AVAILABILITY OF RAW MATERIALS

     The Company's future results of operations could be affected by the pricing and availability of raw materials. Although the Company attempts to increase the sales prices of its homes in response to higher materials costs, such increases lag somewhat behind the escalation of materials costs. Four of the most important raw materials used in the Company's operations, lumber, steel, gypsum wallboard and insulation, have experienced price fluctuations in recent periods. Although the Company has not experienced any shortage of such building materials to date, there can be no assurance that sufficient supplies of lumber, steel, gypsum wallboard and insulation, as well as other raw materials, will continue to be available to the Company on terms it regards as satisfactory. See "Business -- Manufacturing."

GEOGRAPHIC EXPANSION OF OPERATIONS

     In order to meet anticipated growth in demand, as conditions warrant, the Company plans to expand its operations both within its Primary Markets and into other contiguous areas in the southeastern United States, either through the acquisition or construction of additional facilities. The Company's ability to successfully implement its expansion plans will depend upon a number of factors, including its capital resources, the availability of suitable facility locations on acceptable terms, its ability to hire a sufficient number of experienced plant management personnel, skilled workers and other employees, and its ability to control opening and production costs. The opening of additional facilities may have a negative effect on the Company's earnings in one or more fiscal quarters.

     In addition, if the Company were to proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of the Company's available cash could be used to consummate such transactions. If the Company were to consummate one or more significant acquisitions in which the consideration consists of stock, stockholders of the Company could suffer significant dilution of their interest in the Company. Many of the businesses that might become attractive acquisition candidates for the Company may have significant goodwill and intangible assets, and acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. The financial impact of acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's quarterly and yearly operating results. See "Business -- Acquisitions."

RELIANCE ON INDEPENDENT DEALERS

     During the six months ended June 30, 1996, the Company sold manufactured homes through more than 400 independent retail sales centers. The Company believes that the quality of its independent dealer network has been important to the Company's performance. The Company does not have formal marketing or other agreements with its dealers, and substantially all of the Company's dealers also sell homes of other manufacturers. While the Company believes its relations with its independent dealers are good, no assurance can be given that the Company will be able to maintain these relations or that these dealers will continue to sell the Company's homes. See "Business -- Distribution."

POTENTIAL ADVERSE EFFECTS OF GOVERNMENT REGULATION

     The Company's operations are subject to a variety of federal, state and local laws and regulations. Changes in, or a failure of the Company to comply with, such laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Government Regulation."

CONTINGENT REPURCHASE OBLIGATIONS

     As is customary in the manufactured housing industry, the Company has entered into repurchase agreements with various financial institutions and other credit sources pursuant to which the Company has agreed, under certain circumstances, to repurchase unsold homes held in inventory by independent dealers in the event of a default by a dealer in its obligation to such credit sources. Under such agreements, the Company agrees to repurchase such homes in an amount equal to the unpaid balance less any appropriate adjustments. The Company estimates that its potential obligations under such repurchase agreements approximated $35.8 million at June 30, 1996. During the past three fiscal years, the Company has not incurred any significant costs relating to such repurchase agreements; however, there can be no assurance that the Company will not suffer losses in the future with respect to, and as a consequence of, such repurchase agreements. See "Business -- Dealer Financing."

POTENTIAL PRODUCTS LIABILITY AND WARRANTY EXPENSE

     Although the Company has never been subject to significant products liability claims, the Company may be exposed to the risk of loss as a result of defects in its products or components of its products. The Company maintains a $20.0 million umbrella liability insurance policy, but there can be no assurance that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at reasonable cost. A partially insured or a completely uninsured successful claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

        The Company provides retail buyers of its homes with one-year limited warranties and, with respect to most of its homes, pays a third party to provide limited warranties against structural defects for a period of nine years beginning after the initial one-year warranty period. There can be no assurance that future warranty expenses will not have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business --Customer Service and Warranty."

ABSENCE OF PRIOR PUBLIC MARKET; OFFERING PRICE DETERMINED BY AGREEMENT; VOLATILITY OF MARKET PRICE

        Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price of the Common Stock has been determined solely by negotiations between the Company and the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. From time to time after the Offering, there may be significant volatility in the market price of the Common Stock. Quarterly operating results of the Company, changes in earnings estimated by analysts, developments in the manufactured housing industry, changes in general conditions in the economy or the financial markets or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. See "Underwriting."

DILUTION

        Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in pro forma net tangible book value per share of their shares of Common Stock. After the completion of the Offering, the Company will have a net tangible book value (deficit) per share. See "Dilution."

ANTI-TAKEOVER PROVISIONS

     In addition to the Common Stock, the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), authorizes the issuance of up to 2,000,000 shares of Preferred Stock. Upon completion of the Offering, no shares of Preferred Stock will be outstanding. The Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of any series of Preferred Stock. As a result, if the Board of Directors elects to issue any Preferred Stock, the rights and preferences of any such Preferred Stock may be superior to those of the Common Stock and could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and preferences, including voting rights, of such holders. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law. In addition, the Company is and, subject to certain conditions, will continue to be subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, upon a change of control, the Company's indebtedness under its senior credit facility and Senior Subordinated Notes are required to be repaid and the vesting of options outstanding under the Company's Stock Option Plan would be accelerated. All of these factors could materially adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Delaware Anti-takeover Law" and "--Certain Charter and By-law Provisions."

DIVIDEND RESTRICTIONS

     The Company's credit facilities prohibits the payment of dividends on the Common Stock and the Company does not anticipate paying any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Approximately 3,769,231 shares of Common Stock will be eligible for sale beginning December 1997, based on current Commission rules and subject to compliance with the manner-of-sale, volume and other limitations of Rule 144. The Commission has proposed an amendment to Rule 144 that, if adopted, could permit those shares to be sold earlier. Some investors have the right to require the Company to register the public resale of their shares beginning twelve months after the closing of the Offering. The Company's current stockholders have entered into 180-day lock-up agreements with the Underwriters. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the 2,000,000 shares of Common Stock offered hereby, based on an assumed initial public offering price of $13.00 per share and after deducting the underwriting discount and estimated offering expenses, are estimated to be $23.4 million ($27.1 million if the Underwriters' over-allotment option is exercised in full).

     The Company will use approximately $15.4 million of the net proceeds to reduce indebtedness that was incurred in 1995 to finance the Acquisition and provide working capital. The Company intends to use such amount to repay in full a $4.0 million term loan (the "Term Loan"), to reduce the Company's revolving credit facility (the "Line of Credit") by $6.2 million, and to repay in full $5.0 million of junior subordinated notes (the "Junior Subordinated Notes"), plus pay all accrued interest and prepayment penalties thereon. The Term Loan and Line of Credit each bear interest at 1.5% above a prime rate designated by the lender or 3.75% above a LIBOR rate, at the election of the Company, and each matures on April 1, 2000. The maximum aggregate amount which can be outstanding under the Line of Credit is currently $14.0 million, with the maximum amount declining on a quarterly basis by varying amounts until April 1, 2000. The unused portion of the Line of Credit may be borrowed for general corporate purposes. The Junior Subordinated Notes bear interest at 13% and mature on June 30, 2003.

     The Company will use $8.0 million of the net proceeds to redeem all of the outstanding shares of its Redeemable Preferred Stock. The Redeemable Preferred Stock has a mandatory redemption date of December 31, 2003 and pays quarterly dividends at the rate of 12% per annum. Such shares were issued for an aggregate consideration of $7.7 million in connection with the Acquisition. See "Certain Transactions -- The Acquisition."

                                DIVIDEND POLICY

     Since the Acquisition, the Company has neither declared nor paid cash dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all of its earnings, if any, for use in its business. In addition, under the Company's existing credit facilities, the payment of cash dividends on the Company's Common Stock is prohibited until such loans have been paid in full.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company on a consolidated basis as of June 30, 1996, (i) on a pro forma basis to give effect to the Restructuring, and (ii) on an as adjusted basis to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The table below should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. See "Certain Transactions -- The Restructuring" and "Unaudited Pro Forma Financial Statements."

                                                         JUNE 30, 1996
                                                 -------------------------------
                                                                    PRO FORMA
                                                    PRO FORMA      AS ADJUSTED
                                                  -------------   --------------
                                                           (IN THOUSANDS)
Short-term debt:

  Notes payable to former stockholders of the
    Predecessor (1).............................      $ 2,000         $ 2,000
  Current portion of long-term debt.............           43              43
                                                      -------         -------

          Total short-term debt:................      $ 2,043         $ 2,043
                                                      =======         =======

Long-term debt:

  Line of Credit................................      $10,312         $ 4,082
  Term Loan.....................................        4,000               -
  Senior Subordinated Note......................       12,831          12,831
  Junior Subordinated Notes.....................        5,000               -
  Notes payable to former stockholders
   of the Predecessor(1)........................        2,000           2,000
  Other.........................................          794             794
                                                      -------         -------

          Total long-term debt..................       34,937          19,707
                                                      -------         -------

Redeemable Preferred Stock, Series A,
  $.001 par value (8,000,000 shares
  authorized, issued and outstanding,
  pro forma; no shares authorized,
  issued and outstanding, as adjusted)..........        7,736               -

Stockholders' Equity:

   Preferred Stock, $.001 par value,
     (2,000,000 shares authorized;
     no shares issued and outstanding, pro forma
     and as adjusted)...........................            -               -

   Common Stock, $.001 par value, (20,000,000
     shares authorized; 3,769,231 issued and
     outstanding, pro forma;  5,769,231 shares
     issued and outstanding, as adjusted) (2)...            4               6

   Additional paid-in capital...................        4,812          28,240

   Retained earnings (deficit)..................          868            (177)
                                                      -------         -------

          Total stockholders' equity............        5,684          28,069
                                                      -------         -------
               Total capitalization.............      $48,357         $47,776
                                                      =======         =======

________________________

     (1) As part of the Restructuring, the deferred compensation payable to former stockholders of the Predecessor will be converted into promissory notes. See "Certain Transactions--The Restructuring." Also, excludes approximately $29 million in notes payable to the Predecessor stockholders which are secured by letters of credit collateralized by restricted cash.

     (2) Excludes approximately 461,500 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, including 208,000 shares issuable upon the exercise of options (all of which will be granted to officers and employees of the Company immediately prior to the Completion of the Offering) with an exercise price equal to the initial public offering price. See "Management -- Compensation Pursuant to Plans."

                                   DILUTION

     The pro forma net tangible book value (deficit) of the Company as of June 30, 1996, pro forma to give effect to the Restructuring, was $(39.5) million, or $(10.47) per share of Common Stock. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock at an assumed initial public offering price of $13.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by the Company, the pro forma net tangible book value (deficit) of the Company as of June 30, 1996 would have been $(16.5) million, or $(2.86) per share. This represents an immediate increase in pro forma net tangible book value of $7.61 per share to existing stockholders and an immediate dilution of $15.86 per share to new investors. The following table illustrates this per share dilution:

     Assumed initial public offering price per share.............................              $ 13.00

     Pro forma net tangible book value (deficit) per share before the Offering..     $(10.47)
     Increase per share attributable to new investors...........................        7.61
                                                                                       -----

     Pro forma net tangible book value (deficit) per share after the Offering....                (2.86)
                                                                                                 ------

     Dilution per share to new investors.........................................              $ 15.86
                                                                                               =======

     The following table sets forth on a pro forma basis as of June 30, 1996, the number of shares of Common Stock previously purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by the investors in the Offering at an assumed initial public offering price of $13.00 per share and before deducting the underwriting discount and estimated offering expenses payable by the Company:

                                                                              AVERAGE
                             SHARES PURCHASED       TOTAL CONSIDERATION      PRICE PER
                            -------------------    ---------------------
                             NUMBER    PERCENT       AMOUNT      PERCENT       SHARE
                            ---------  --------    -----------  --------     ---------

Existing stockholders.....  3,769,231     65.3%   $  2,660,000      9.3%        $.71
New investors.............  2,000,000     34.7%     26,000,000     90.7%       13.00
                            ---------    -----     -----------    -----

     Total................  5,769,231    100.0%   $ 28,660,000    100.0%
                            =========    =====     ===========    =====

          The calculations set forth above do not give effect to 208,000 shares of Common Stock issuable upon the exercise of options outstanding as of the date of this Prospectus pursuant to the Company's Stock Option Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected historical and pro forma financial data for the Company and the Predecessor for the periods indicated. The selected historical financial data as of and for each of the years in the five-year period ended December 30, 1995 are derived from the audited financial statements of the Predecessor. The selected historical financial data for the six months ended June 30, 1996 and June 30, 1995 are derived from financial statements that are unaudited but which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial condition and results of operations. The pro forma financial information is unaudited and presents results of operations of the Company as if the Acquisition, the Restructuring and the Offering had occurred on January 1, 1995. The pro forma information is not necessarily indicative of the results of operations for the Company had such events occurred on that date or of the Company's results of operations for any future periods. The selected financial data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Statements."

                                                                PREDECESSOR(1)
                                  ---------------------------------------------------------------------------
                                                          YEARS ENDED DECEMBER 31,

                                      1991           1992             1993           1994         1995(3)
                                      ----           ----             ----           ----         ----

                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
Net sales.......................    $20,410         $31,275          $43,659        $ 67,418       $ 90,673
Cost of sales...................     16,664          25,087           34,286          52,270         69,573
                                    -------         -------          -------         -------       --------
Gross profit....................      3,746           6,188            9,373          15,148         21,100
Goodwill amortization...........         --              --               --              --             --
Selling, general and
  administrative expense(4).....      2,799           4,871            7,422          11,596         13,154
                                    -------         -------          -------         -------       --------
Income from operations..........        947           1,317            1,951           3,552          7,946
Interest expense................         86             132              100              95            283
Other (income) expense..........         96              97               89              55            (53)
                                    -------         -------          -------         -------       --------
Income before income taxes......        765           1,088            1,762           3,402          7,716
Provision for income taxes(5)...        289             381              669           1,296          2,932
                                    -------         -------          -------         -------       --------
Net income......................    $   476         $   707          $ 1,093        $  2,106       $  4,784
                                    =======         =======          =======         =======       ========

Preferred stock dividend........         --              --               --              --             --

Net income per common share.....

Weighted average number
  of common shares outstanding..

BALANCE SHEET DATA:


                                                                                                 COMPANY(6)
                                                                                                 ----------

Total assets....................    $ 3,980         $ 6,202          $ 7,632         $10,917       $ 57,240
Long-term debt..................        999           1,298              978           1,338         37,703
Redeemable Preferred Stock......         --              --               --              --          7,720
Stockholders' equity............      1,410           2,216            3,203           5,309          2,660

                                           Predecessor(1)                                   Company
                                          -----------------              ---------------------------------------------------

                                                         ACTUAL                                  PRO FORMA(2)
                                                         ------                       --------------------------------------
                                                        SIX MONTHS                    YEAR ENDED           SIX MONTHS
                                                       ENDED JUNE 30,                 DECEMBER 31,        ENDED JUNE 30,
                                                   1995              1996               1995(3)               1996
                                                   ----              ----               ----                  ----
INCOME STATEMENT DATA:
Net sales...............................         $42,764            $65,754               $90,673            $65,754
Cost of sales...........................          32,768             48,352                69,573             48,352
                                                 -------            -------               -------            -------
Gross profit............................           9,996             17,402                21,100             17,402
Goodwill amortization...................              --                490                 1,081                540
Selling, general and administrative.....
 expense (4)............................           6,225              8,519                11,956              8,519
                                                 -------            -------               -------            -------
Income from operations..................           3,771              8,393                 8,063              8,343
Interest expense........................              72              2,367                 3,702              1,724
Other (income) expense..................             (17)                43                   (53)                43
                                                 -------            -------               -------            -------
Income before income taxes..............           3,716              5,983                 4,414              6,576
Provision for income taxes (5)..........           1,412              2,468                 2,088              2,712
                                                 -------            -------               -------            -------
Net income..............................         $ 2,304            $ 3,515               $ 2,326            $ 3,864
                                                 =======            =======               =======            =======
Preferred stock dividend and accretion..              --            $   496                    --                 --
Net income per common share.............                            $  0.84               $  0.40            $  0.67
Weighted average number of
 common shares outstanding..............                              3,604                 5,769              5,769


                                                             JUNE 30, 1996
                                          -------------------------------------------------------------
                                            ACTUAL(6)             PRO FORMA(6),(7)   AS ADJUSTED(6),(8)
                                          --------------          ----------------   ------------------
BALANCE SHEET DATA:
Total assets............................         $59,050              $62,131                $61,550
Long-term debt..........................          32,937               34,937                 19,707
Redeemable Preferred Stock..............           7,736                7,736                     --
Stockholders' equity....................           5,678                5,684                 28,069

______________________________

(1) On December 21, 1995, the Company acquired all of the capital stock of the Predecessor in the Acquisition. The financial information assumes that the Acquisition was consummated after the close of business on December 30, 1995.

(2) Pro forma to give effect to the Restructuring and the Offering as if such transactions had occurred on January 1, 1995. See "Unaudited Pro Forma Financial Statements."

(3)  Year ended December 30.

(4) Includes management compensation of approximately $(227), $779, $2,049, $4,121, $1,855 and $927 for the years 1991, 1992, 1993, 1994 and 1995 and for the six months ended June 30, 1995, respectively, which would not have been paid under the current executive salary and bonus plan.

(5) Reflects a pro forma provision for federal income taxes for the Predecessor at a rate of 34% for 1995. During 1995, the Predecessor elected to be taxed as an S corporation for federal income tax purposes and therefore recorded no provision for federal income taxes for the year or for the six months ended June 30, 1995.

(6) Excludes approximately $45 million and $29 million of restricted cash equivalents as of December 31, 1995 and June 30, 1996, respectively, held to serve as collateral on letters of credit securing notes payable to the Predecessor stockholders and also excludes such corresponding amount of notes payable.

(7) Pro forma to give effect to the Restructuring. See "Unaudited Pro Forma Financial Statements".

(8) Pro forma to give effect to the Restructuring and as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock in the Offering and the application of the net proceeds as described under "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     On December 21, 1995, the Company acquired the business of its Predecessor. See "Certain Transactions -- The Acquisition." As a result of the Acquisition, the six month period ended June 30, 1996 is not comparable to the six month period ended June 30, 1995 due to the purchase accounting effects of the Acquisition, the different capital structure of the Company following the Acquisition, and the amendments to the Company's executive compensation arrangements. The primary effect of the Acquisition and the related financing on the Company's future operations is to reduce reported profitability to the extent (1) interest expense is above historical norms resulting from higher debt incurred as part of the Acquisition and (2) purchase accounting treatment results in increased amortization charges. The discussion of results of operations that follows is based upon, and should be read in conjunction with, the financial statements, including the notes thereto, included elsewhere in this Prospectus.

GENERAL

    The Company has experienced significant growth in net sales and net income since 1991. Over the last three fiscal years, its net sales and net income have increased at a faster rate than that of the manufactured housing industry as a whole. This growth resulted from increased demand for the Company's homes and from the Company's internal expansion, including the addition to the Company's operations of a total of three manufacturing facilities during 1994 and 1995. The Company intends to continue increasing its presence in its Primary Markets, expanding into contiguous markets in the southeastern United States and raising the level of production from its existing facilities as the primary means of seeking further growth.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain operating data of the Company:

                                    YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED  JUNE 30,
                                  ---------------------------      --------------------------
                                   1993       1994       1995 (1)       1995           1996
                                  ------     ------     ------        --------       --------

Average wholesale price
  per home:

  Single-section homes.......    $12,271    $13,617    $15,226         $14,433       $16,752
  Multi-section homes........     19,291     22,007     22,995          22,730        24,653
     Average per home........     15,223     18,385     20,358          19,412        21,773

Homes sold:

  Single-section homes.......      1,662      1,583      1,512             816         1,101
  Multi-section homes........      1,206      2,084      2,942           1,387         1,919
                                   -----      -----      -----           -----         -----

     Total homes.............      2,868      3,667      4,454           2,203         3,020

Manufacturing facilities(2)..          2          3          5               3             5
  (end of period)

____________________

(1)  Year ended December 30.
(2) The Company's third, fourth and fifth facilities commenced operations in January 1994, and August and December 1995, respectively.

     The following table sets forth for the periods indicated certain statement of operations data expressed as a percentage of net sales:

                                  YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED  JUNE 30,
                                -------------------------        --------------------------
                                 1993      1994      1995 (1)      1995             1996
                                ------    ------    ------         -----           ------
Net sales..................     100.0%    100.0%     100.0%        100.0%          100.0%
Cost of sales..............      78.5      77.5       76.7          76.6            73.5
                                 ----      ----       ----         -----           -----
Gross profit...............      21.5      22.5       23.3          23.4            26.5
Goodwill amortization......        --        --         --            --             0.7
Selling, general and
  administrative expense..       17.0      17.2       14.5          14.6            13.0
                                 ----      ----       ----          ----            ----
Income from operations.....       4.5       5.3        8.8           8.8            12.8

Interest expense...........       0.2       0.1        0.3           0.2             3.6

Net income.................       2.5%      3.1%       5.3%(2)       5.4%(2)         5.4%

_____________________

(1) Year ended December 30.

(2) Reflects a pro forma provision for federal and state income taxes for the Predecessor at a blended rate of 38% for 1995. During 1995, the Predecessor elected to be treated as an S corporation for federal income tax purposes and therefore recorded no provision for federal income taxes for the year or for the six months ended June 30, 1995.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Net Sales. Net sales of manufactured homes increased by 53.8% to $65.8 million for the six months ended June 30, 1996 compared to $42.8 million for the six months ended June 30, 1995. This increase reflects a 37.1% increase in the number of homes sold and a 12.2% increase in the average wholesale price per home. The increase in the average wholesale price per home resulted from a continued shift by home buyers toward larger, and therefore higher priced, homes and general price increases on such homes. The six months ended June 30, 1996 includes $17.0 million of net sales from two new manufacturing facilities which were not operating during the six months ended June 30, 1995. Sales of multi-section homes accounted for approximately 64% of homes sold by the Company in the six months ended June 30, 1996 and 63% in the six months ended June 30, 1995.

     Cost of Sales. Cost of manufactured homes sold was $48.4 million (73.5% of net sales) for the six months ended June 30, 1996 as compared to $32.8 million (76.6% of net sales) for the six months ended June 30, 1995. The increase in cost of sales was due primarily to higher sales volume. The decrease in the cost of sales as a percentage of net sales for the compared periods was the result of general price increases on homes sold, lower prices for certain commodity materials, increased manufacturing efficiencies (including reduced overtime) and improved use of volume incentives in purchasing raw materials.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 36.9% to $8.5 million in the six months ended June 30, 1996 from $6.2 million in the six months ended June 30, 1995, primarily as a result of increased sales, the addition of new manufacturing facilities and expenses related to the Acquisition. The decrease in selling, general and administrative expenses as a percentage of net sales from 14.6% in the six months ended June 30, 1995 to 13.0% in the six months ended June 30, 1996 primarily resulted from a reduction in executive compensation from $1.7 million in the six months ended June 30, 1995 to $1.1 million in the six months ended June 30, 1996, a 35.3% decrease, partly offset by management fees paid to Strategic Investments pursuant to a Management Agreement entered into by the Company in connection with the Acquisition.

     Interest Expense. Interest expense, which includes the amortization of deferred financing charges, increased to $2.4 million in the six months ended June 30, 1996 compared to less than $100,000 in the six months ended June 30, 1995. Such increase resulted primarily from the financing incurred in connection with the Acquisition.

YEAR ENDED DECEMBER 30, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.

     Net Sales. Net sales increased by 34.5% to $90.7 million for fiscal 1995 compared to $67.4 million for fiscal 1994. The increase in net sales reflected a 21.5% increase in the number of homes sold and a 10.7% increase in the average wholesale price per home. Increased production from the Company's existing facilities as well as from the opening of two new manufacturing facilities in the latter part of 1995, enabled the Company to respond to increased demand. Production at the new facilities accounted for approximately $5.2 million of net sales in 1995. The average wholesale price per home increased as a result of price increases instituted by the Company, which included a pass through of higher lumber costs, and an increase in the size of the average home. Sales of multi-section homes accounted for approximately 66% of homes sold by the Company in 1995 as compared to approximately 57% in 1994.

     Cost of Sales. Cost of manufactured homes sold was $69.6 million (76.7% of net sales) for fiscal 1995 as compared to $52.3 million (77.5% of net sales) for fiscal 1994. The increase in cost of sales was due primarily to higher sales volume. The decrease in cost of sales as a percentage of net sales was the result of improved use of volume incentives in purchasing raw materials, maintenance of margins by adjusting wholesale prices to account for increases in the cost of raw materials, particularly lumber, and by changes in sales mix to a greater proportion of sales of multi-section homes, which typically have higher margins.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 13.4% to $13.2 million for fiscal 1995 from $11.6 million for fiscal 1994 primarily as a result of increased sales and the addition of two new manufacturing facilities. The decrease in selling, general and administrative expenses as a percentage of net sales from 17.2% in fiscal 1994 to 14.5% in fiscal 1995 primarily resulted from a reduction in executive compensation from $5.5 million in fiscal 1994 to $3.7 million in fiscal 1995, a 31.7% decrease, and in part, from increased operating efficiencies.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net Sales. Net sales increased by 54.4% to $67.4 million for fiscal 1994 compared to $43.7 million for fiscal 1993. The increase in net sales reflected a 27.9% increase in the number of homes sold and a 20.8% increase in the average wholesale price per home. During January 1994, the Company began production at a third manufacturing facility. Production at this facility accounted for approximately $17.4 million of net sales in 1994. The primary reason for the increase in the average wholesale price per home in 1994 was the pass through of increased costs resulting from the implementation of U.S. Department of Housing and Urban Development ("HUD") Wind Zone regulations for manufactured homes sold in certain coastal areas and an increase in the size of the average home. Sales of multi-section homes accounted for 57% of homes sold by the Company in 1994 as compared to 42% in 1993.

     Cost of Sales. Cost of manufactured homes sold was $52.3 million (77.5% of net sales) for fiscal 1994 as compared to $34.3 million (78.5% of net sales) for fiscal 1993. The increase in cost of sales was due primarily to higher sales volume. The decrease in cost of sales as a percentage of net sales for the compared periods was the result of improved use of volume incentives in purchasing raw materials, maintenance of margins by adjusting wholesale prices to account for increases in the cost of raw materials, particularly lumber, and by changes in sales mix to a greater proportion of sales of multi-section homes, which typically have higher margins. The Company was able to pass through increased costs associated with higher raw materials prices and increased material content required by the new HUD Wind Zone regulations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 56.2% to $11.6 million for fiscal 1994 compared to $7.4 million for fiscal 1993 primarily as a result of increased sales, the addition of a new manufacturing facility and increased levels of executive compensation. Selling, general and administrative expenses as a percentage of net sales increased to 17.2% in 1994 from 17.0% in 1993 primarily as a result of increased executive compensation, which rose to $5.5 million for 1994 compared to $3.1 million for 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital requirements and capital expenditures historically have been funded from internally generated funds, and to a lesser extent from borrowings. The Company's capital requirements have arisen principally in connection with expansion of the Company's production capacity and with increased working capital needs that normally accompany sales growth. Accounts receivable are funded by approved dealer floor-plan financing and are usually collected within 15 days. All homes are manufactured against orders, and no homes are produced for inventory.

     Cash flow provided by operating activities was approximately $1.6 million, $340,000 and $8.4 million for fiscal 1993, 1994 and 1995, respectively. Cash flow provided by operating activities was $5.1 million for the six month period ended June 30, 1996, compared to $3.3 million for the six month period ending June 30, 1995. Increased cash flow from operations in 1995 was due in part to the Company's status as an S corporation for federal income tax purposes in that year, pursuant to which the Company had no federal income tax liability. In the other compared periods, the Company operated as a C corporation.

     Capital expenditures were $225,000, $1.4 million and $1.2 million for fiscal 1993, 1994 and 1995, respectively. Capital expenditures during those periods were used primarily for expansion of manufacturing facilities and for normal property, plant and equipment replacement. Expenditures in 1994 included $1.0 million for the purchase of a corporate airplane and $200,000 to complete the Company's Plant #3 in Waycross, Georgia. Expenditures in 1995 included $400,000 to outfit and equip the Company's Plant #4 in Waycross, Georgia and $800,000 to outfit and equip the Company's Plant #5 in Lamar, South Carolina. In addition to the capital expenditures for Plant Nos. 3, 4 and 5, the Company invested in the aggregate $1.8 million in inventory and accounts receivable net of estimated trade payables during the first four months of operations of these plants.

     As a result of the Acquisition, the capital structure of the Company significantly changed. The Company obtained a $26.0 million senior secured credit facility consisting of a $16.0 million Line of Credit, a $4.0 million Term Loan and a $ 6.0 million Working Capital Facility. The Company also issued a $17.2 million Senior Subordinated Note for $14.9 million, which note bears interest at 10.87% of the face amount through March 31, 2001 and 14.5% thereafter through maturity on December 21, 2002. The discount on this note is being amortized using the effective interest method over the life of the note. In addition, the Company issued $5.0 million of Junior Subordinated Notes, which bear interest at 13% and are payable in full on June 30, 2003. In addition, the Company issued Redeemable Preferred Stock with a redemption price of $8.0 million for approximately $7.7 million. Finally, the Company issued additional preferred and common equity for proceeds of approximately $2.7 million, all of which equity will be converted into or exchanged for Common Stock as part of the Restructuring.

     As of June 30, 1996, borrowings and letters of credit outstanding under the senior credit facility totaled $14.6 million, including $10.3 million under the Line of Credit, $4.0 million under the Term Loan and approximately $300,000 in outstanding letters of credit related to operations, leaving the Company with $9.9 million available for use at that date. The Term Loan bears interest at either a prime rate designated by the lender plus 1.5% or LIBOR plus 3.75%, matures on January 1, 2001 and has no amortization until April 1, 2000. The Line of Credit bears interest at the same rate as the Term Loan, and reduces over time, maturing on April 1, 2000. The Working Capital Facility, which bears interest at either a prime rate designated by the lender plus 1.25% or LIBOR plus 3.5%, matures on January 1, 2001. As of June 30, 1996, the Company had $1,000 outstanding under the Working Capital Facility. The senior credit facility is secured by substantially all of the assets of the Company. During June 1996, the Company borrowed under the Line of Credit to pay down $2.25 million of the Senior Subordinated Note.

     The Company intends to use the net proceeds from the Offering to reduce indebtedness and to redeem the Redeemable Preferred Stock. See "Use of Proceeds." After completion of the Offering, the Company will have approximately $14.0 million available under the senior credit facility, reducing to approximately $6.0 million as of December 31, 1996, unless the terms of the senior credit facility are renegotiated.

     In the fiscal quarter in which the Restructuring and the Offering are consummated, the Company will record the following non-recurring, non-cash charges: (1) approximately $2.2 million resulting from the issuance of Common Stock to the holders of Series B Preferred Stock in satisfaction of the liquidation preference payable to such holders upon the conversion of the Series B Preferred Stock into Common Stock, and (2) approximately $264,000 resulting from the redemption of the Redeemable Preferred Stock, representing the difference between the consideration received upon issuance (plus accretion) and the redemption price. The non-cash charge of $2.2 million will reduce net income available to common stockholders for such quarter, but will not reduce total stockholders' equity. In addition, at the same time, the Company will record an extraordinary after-tax charge to income of approximately $446,000 resulting from the prepayment of a substantial portion of the Company's outstanding long-term debt. See "Certain Transactions - The Acquisition" and " - The Restructuring."

     In accordance with customary business practice in the manufactured housing industry, the Company has entered into repurchase agreements with various financial institutions and other credit sources pursuant to which the Company has agreed, under certain circumstances, to repurchase homes sold to independent dealers in the event of a default by a dealer in its obligation to such credit sources. Under such agreements, the Company agrees to repurchase homes not previously sold by the dealer at declining prices over the term of the agreement (which generally ranges from 12 to 18 months). The Company estimates that its potential obligations under such repurchase agreements approximated $35.8 million at June 30, 1996. During fiscal 1993, 1994 and 1995, net expenses incurred by the Company under these repurchase agreements totaled less than $25,000 in each year.

     The Company believes that cash flow from operations, together with proceeds from the Offering and existing credit facilities, will be adequate to support its working capital needs and currently planned capital expenditure needs for at least the next year.

BACKLOG

     The Company's backlog at June 30, 1996 was approximately $10.5 million as compared to $18.2 million at June 30, 1995. The Company believes that the reduction in backlog is due principally to an increase in the Company's production capacity as a result of the addition of two manufacturing facilities in August and December 1995 and an overall increase in industry production capacity, which has brought supply more into balance with demand. Due to the strong growth in demand for manufactured homes in the Company's Primary Markets over the last several years, the seasonal trend of generally lower sales and reductions in backlog in the first and fourth quarters of the year has not materially impacted the Company's quarterly results of operations. Such seasonality, however, combined with increased production capacity in the industry and at the Company, may have an adverse impact on the Company's future operations during certain periods.

UNAUDITED QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly financial information for fiscal 1994 and 1995, and the six months ended June 30, 1996. The unaudited quarterly information includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the information shown. The operating results for any quarter are not necessarily indicative of results of any future period.

                                  FIRST      SECOND       THIRD      FOURTH
                                 QUARTER     QUARTER     QUARTER     QUARTER         TOTAL
                                 -------     -------     -------     -------        -------
                                                   (IN THOUSANDS)

YEAR ENDED DECEMBER 31, 1994

Net sales                        $13,985     $16,442      $17,842     $19,149        $67,418
Gross profit                       3,168       3,764        4,134       4,082         15,148
Income from operations               700         900          989         963          3,552
Net income                           411         535          590         570          2,106


YEAR ENDED DECEMBER 30, 1995

Net sales                        $20,521     $22,243      $21,385     $26,524        $90,673
Gross profit                       4,620       5,376        4,837       6,267         21,100
Income from operations             1,663       2,108        2,207       1,968          7,946
Net income(1)                      1,014       1,290        1,314       1,166          4,784


SIX MONTHS ENDED JUNE 30, 1996

Net sales                        $32,165     $33,589                                 $65,754
Gross profit                       8,562       8,840                                  17,402
Income from operations             3,640       4,753                                   8,393
Net income                         1,434       2,081                                   3,515

_________________

(1) Reflects a pro forma provision for federal and state income taxes for the Predecessor at a blended rate of 38% for 1995. During 1995, the Predecessor elected to be treated as an S corporation for federal income tax purposes and therefore recorded no provision for federal income taxes for the year or for the six months ended June 30, 1995.

                                    BUSINESS

GENERAL

     General produces manufactured homes in the southeastern United States, with an emphasis on value-pricing and enhanced customer service. The Company sells its homes through a network of independent dealers with more than 400 retail sales centers principally located in the Company's Primary Markets and uses a variety of brand names in order to better penetrate its markets. The Company's principal focus is on the production of multi-section homes, which, for the first six months of 1996, represented approximately 64% of the homes sold by the Company. Since 1994, in the Company's Primary Markets, sales of multi-section homes have exceeded sales of single-section homes. The Company believes that wider and more flexible floor plan designs and site-built appearance are features of multi-section homes that have contributed to this trend. The Company manufactures its homes in five production facilities, four of which are located in Waycross, Georgia, and one of which is located in Lamar, South Carolina. The Company's single-section homes generally sell at retail prices between $12,000 and $29,000 and its multi-section homes generally sell at retail prices between $18,000 and $44,000.

     Since its founding in 1987, the Company has experienced rapid growth. Net sales have increased from $20.4 million in 1991 to $90.7 million in 1995, a compound annual growth rate of 45%. During the first six months of 1996, net sales were $65.7 million compared to $42.7 million for the comparable period in 1995, a 54% increase. In addition, the Company believes that its operating margins are among the highest in the industry based on the publicly available information of its competitors. The Company began production at its third and fourth manufacturing facilities in January 1994 and August 1995, and began production at its fifth manufacturing facility, located in South Carolina, in December 1995.

BUSINESS STRATEGY

     The key elements of the Company's business strategy are as follows:

     Comprehensive Approach to Customer Service. The Company is committed to providing comprehensive service to its independent dealers and to retail buyers of its homes. To differentiate itself in the market, the Company created the Gold Card service program. Under the Gold Card service program, the retail home buyer is able to contact the Company directly with respect to all warranty service claims. The Company believes that its Gold Card program: (1) ensures prompt customer service, (2) develops loyalty among dealers by reducing their need to provide time-consuming customer service and (3) enhances the Company's reputation in the marketplace. The Company believes the Gold Card service program has contributed to its success and that it continues to be the only warranty service program in the industry administered directly by the manufacturer. The Company provides all retail buyers of its homes with one-year limited warranties and, with respect to most of its homes, pays a third party to provide limited warranties against structural defects for a period of nine years beginning after the initial one-year warranty period.

     Product Focus. The Company targets its homes to the value-priced segment of the manufactured housing market. In 1995, the Company's average wholesale price per home sold was $20,358. In designing its homes, the Company incorporates certain high-visibility and structural features that are valued by home buyers and characteristic of higher-priced manufactured homes, while avoiding other features that add to production cost without significantly enhancing marketability. Standard high-visibility and structural features typically include vaulted and textured ceilings, plywood floors and higher-quality cabinets. Because of this design emphasis, together with its manufacturing expertise and strict cost controls, the Company believes that it is able to offer multi-section homes that compete directly with the single-section homes offered by certain of its competitors.

     Geographic Focus. General's objective is to become one of the leading producers of value-priced manufactured homes across the southeastern United States. Historically, the Company has focused on marketing its homes through independent dealers in the Company's Primary Markets. The states comprising the Company's Primary Markets represent five of the six largest markets for manufactured housing and accounted for approximately 32% of industry shipments during the first six months of 1996 according to MHI. The Company plans to continue to grow by increasing its presence in its Primary Markets and by further expanding into contiguous markets in the southeastern United States. Through its existing facilities, the Company believes that its level of production can be increased to approximately 54 floors per day from its current average production of approximately 40 floors per day.

     Low-Cost Production. The Company strives to achieve low-cost production through the use of (1) manufacturing-focused information systems, (2) incentive-based compensation programs, (3) cost-efficient product designs and (4) a centralized manufacturing strategy. The Company's information systems provide management with daily reports that enable management to: identify potential quality concerns; react to raw material price changes; recognize changes in production efficiency; and tightly control costs. The Company relies heavily on incentive-based compensation programs that are designed to motivate employees to achieve production and sales volume goals and to maintain cost and quality control standards. To help effect production efficiencies, the Company uses innovative product designs and construction systems combined with standardized base construction materials across product lines. The Company's centralized manufacturing strategy allows the Company to reduce costs through plant specialization and decreased overhead.

INDUSTRY

     A manufactured home is a complete single-family residence that is built in a factory and transported to a site. Manufactured homes offer most of the amenities of, and are generally built with the same materials as, site-built homes. Manufactured homes are produced in sections, also referred to as "floors", and finished homes may consist of one or more sections. According to the MHI, in 1995, the United States manufactured housing industry had estimated retail sales of $12.3 billion compared to $10.2 billion in 1994, an increase of 21%. From 1991 through 1995, shipments of manufactured homes increased from approximately 171,000 homes to 340,000 homes, a compound annual growth rate of 18.8%. Growth has continued through the first six months of 1996 as home shipments increased 9.5% over the comparable period in 1995.

     During the first months of 1996, total manufactured home shipments within the Company's Primary Markets increased by 13.1% over the comparable period in 1995, exceeding the national rate of increase, and the Company's total home shipments increased by 37% for the same period. Shipments of multi-section manufactured homes in the Company's Primary Markets increased from 47,566 in 1994 to 53,990 in 1995, an increase of 13.5%, and through the first six months of 1996, increased by 20.8% over the comparable period in 1995. The Company's shipments of multi-section homes increased 41% and 38%, respectively, for the same periods.

     Because of the lower cost of construction compared to site-built homes, manufactured housing has historically served as one of the most affordable alternatives for the home buyer. According to the U.S. Department of Commerce, in 1995 the average cost per square foot was $23.95 for a single-section manufactured home and $28.96 for a multi-section manufactured home, as compared to an average cost of $60.55 per square foot for a site-built home, each excluding land costs. Manufactured homes have traditionally been an attractive means for home buyers to overcome the obstacles of large down payments and high monthly mortgage payments. Since the introduction of the first manufactured homes, there have been significant improvements in quality, design and amenities, and attractive home sites have become increasingly available.

     The following table sets forth information according to MHI regarding the number of new manufactured homes shipped during each of the past five years and for the six months ended June 30, 1995 and 1996.

                                                                                              SIX MONTHS
                                                                                                ENDED
                                                     YEAR ENDED DECEMBER 31,                   JUNE 30,
                                             ----------------------------------------         ---------
                                             1991      1992     1993     1994     1995    1995     1996
                                             -----     -----    -----   -----    -----   -----  --------
                                                      (In thousands, except percentages)

New manufactured homes shipped:
  Single-section homes...............          91       112      134     156      174       87       90
  Multi-section homes................          80        99      120     148      166       79       92
                                              ---       ---      ---     ---      ---       --       --

  Total..............................         171       211      254     304      340      166      182
                                              ===       ===      ===     ===      ===      ===      ===

New manufactured homes shipped as a
  percentage of total new
  single-family homes sold/(1)/......        25.1%     25.7%    27.6%   31.2%    33.7%    32.7%    31.1%

_______________________

(1) Total new single-family homes sold includes both site-built and manufactured homes.


     As indicated in the table above, since 1991, the manufactured housing industry has experienced a significant increase in demand. The Company believes improved economic conditions, reduced inventories of repossessed homes, greater availability of retail financing for the home buyer and enhanced quality of manufactured homes have contributed to increased shipments. Although the manufactured housing industry has experienced consistent growth over the past four years, the industry is cyclical and is affected by many of the same factors that influence the housing industry generally, including inflation, interest rates, availability of financing, regional economic and demographic conditions and consumer confidence levels, as well as the affordability and availability of alternative housing, such as apartments, condominiums and conventional, site-built homes. There can be no assurance, therefore, as to whether recent increases in the demand for manufactured housing will continue nationally or in the markets served by the Company.

PRODUCTS

     The Company produces a broad range of value-priced manufactured homes under various brand names, including "Jaguar", "General" and "Admiral." The Company, which presently offers over 75 models of homes, frequently adds new models and updates its decors annually. Single-section homes range in size from 616 square feet to 1,216 square feet and multi-section homes range in size from 864 square feet to 2,128 square feet. Homes generally have two to four bedrooms and all homes include some major appliances. The Company offers additional optional features, including alternate color packages, wood burning fireplaces, whirlpool baths, ceramic tile and other items. While the Company does not offer central air-conditioning as a standard feature, its homes include duct work so that it may be easily added.

DISTRIBUTION

     During the six months ended June 30, 1996, the Company sold manufactured homes through more than 400 independent retail sales centers in ten states in the southeastern United States and believes that the quality of its dealer network has been important to its growth. The Company's Vice President of Marketing administers a sales and marketing organization consisting of two senior sales executives and 11 sales representatives. The sales force works from the Company's executive offices in Waycross, rather than travel extensively, which management believes is a more cost-effective approach. Dealer relationships are maintained through Company-sponsored sales events and participation in trade shows. Compensation to the sales force is heavily incentive based, with sales representatives receiving a commission based on a percentage of collected sales. The sales force has limited discretion in pricing, as prices are established by senior management.

     The Company believes the close working relationship between its sales representatives and the dealers they service has been an important factor in the Company's growth. The Company does not operate company-owned retail sales centers. In order to promote dealer loyalty and to enable dealers to penetrate retail markets, only one dealer within a given local market may distribute a particular brand of homes manufactured by the Company. The Company will frequently sell a different brand of its homes to another dealer in the same local market. This practice, known as "double-channeling," is an operating strategy which enables the Company to increase its market penetration. The Company does not have formal marketing agreements with its dealers, and substantially all of the Company's dealers also sell homes of other manufacturers. The Company believes its relations with its independent dealers are good. During 1995, the Company's largest dealer accounted for approximately 6.9% of net sales, and the Company's ten largest dealers accounted for approximately 33.4% of net sales. During the first six months of 1996, Southern Lifestyle Homes accounted for approximately 13.8% of net sales.

     The number of independent retail sales centers selling the Company's homes has steadily increased each year, as shown in the table below. During the six months ended June 30, 1996, the Company sold homes to more than 400 dealer locations, up from 318 in 1995, 263 in 1994 and 203 in 1993. The greatest growth in 1996 came in South Carolina, as 58 retail sales centers in that state added models produced at the new Lamar manufacturing facility. Overall, during 1996, the Company sold homes manufactured at the Lamar facility to approximately 70 independent retail sales centers.

                   INDEPENDENT RETAIL SALES CENTERS BY STATE


                                                                    Six Months Ended
                                                                    ----------------
                                     Year Ended December 31,           June 30,
                               ----------------------------------   ----------------
                               1993         1994          1995           1996
                               ----      -----------   ----------   ----------------
Primary Markets:
   Georgia...................    60           88          86                97
   South Carolina............    37           35          39               107
   Florida...................    28           44          45                45
   Alabama...................    27           30          54                58
   North Carolina............    18           31          42                49
                               ----         ----        ----              ----
                                170          228         266               356

Contiguous Markets:
   Kentucky.................      1            0          10                15
   Louisiana................      3            8           6                 2
   Mississippi..............     11           17          16                19
   Tennessee................     18           10          16                14
   Virginia.................      0            0           4                 2
                               ----         ----        ----              ----
                                 33           35          52                52
                               ----         ----        ----              ----
         Total..............    203          263         318               408
                               ====         ====        ====              ====

CUSTOMER SERVICE AND WARRANTY

     The Company provides its Gold Card service program to all retail buyers of its homes. Using the Gold Card "800" number, a home buyer may directly contact the Company to obtain service. The Company endeavors to respond promptly to all service calls and to return any call received during normal business hours within 30 minutes of receipt of the call. The Company's President frequently contacts home buyers directly with respect to service-related issues. The Company schedules any required service work with the home buyers and, if the work relates to a manufacturing defect, engages independent contractors to perform the work. The contractors obtain materials for the work from the Company, which maintains an inventory of materials to enable the Company to ensure prompt customer service. The Gold Card service program reduces the independent dealer's involvement in the service process and provides the home buyer with a direct link to the manufacturer. The Company believes that this program reduces the time and ultimate cost of resolving service problems and builds collaborative relationships with independent dealers that contribute to better long-term relationships and increased sales. The Company strives to provide quick and personal handling of consumer complaints, and maintains an average service backlog typically from 10 to 14 days, which the Company believes compares favorably to others in the industry.

     The Company maintains extensive manufacturing and service databases with respect to the homes it sells. These databases include the building identification number, the name of the dealer who sold the home and the installer, a record of all service calls and attendant costs, the date and place of manufacture, the floor plan and any optional features included in the home, and identification of the principal building materials, fixtures and appliances included in the home, together with the date of purchase and, for certain components, names of the vendors that supplied such items. The Company's service department uses this data to prepare weekly summaries of service-related issues. The Company's databases enable management to improve the manufacturing quality of its homes and monitor the service performance of its contractors and dealers.

     The Company provides all retail buyers of its homes with one-year limited warranties and, with respect to most of its homes, pays a third-party to provide limited warranties against structural defects for a period of nine years beginning after the initial one-year warranty period. Many of the Company's competitors provide buyers with only the HUD-mandated one-year limited warranty. The Company also furnishes to the consumer copies of any direct warranties that are provided by the manufacturer of components and appliances.

MANUFACTURING

     The Company currently operates four manufacturing facilities located in Waycross, Georgia and one manufacturing facility located in Lamar, South Carolina. All of the Company's manufacturing facilities are designed to allow for the production of either single-section or multi-section homes and for the easy modification of product designs. This provides the Company with greater flexibility to react to changes in customer demand. The Company leases each of its facilities except for Plant #1 in Waycross, Georgia, which is owned by the Company. The terms of the leases allow the Company to exercise purchase options at its sole election. The following table sets forth certain information with respect to the production of homes at the Company's current manufacturing facilities, including production and estimated capacity expressed in floors per day:

                                    COMMENCEMENT      CURRENT      ESTIMATED
PLANT          LOCATION            OF PRODUCTION   PRODUCTION(1)   CAPACITY(2)
-------   ---------------------   --------------  -------------   -----------
#1        Waycross, Georgia       March, 1988            12           12
#2        Waycross, Georgia       August, 1990            5            7
#3        Waycross, Georgia       January, 1994          11           12
#4        Waycross, Georgia       August, 1995            8           15
#5        Lamar, South Carolina   December, 1995          4            8

______________

(1) Average daily number of floors produced for the six months ended June 30, 1996. The Company's manufacturing facilities generally operate on a one shift per day, five day per week basis.

(2) Estimates of management based upon current plant configuration and product mix.

     The Company currently manufactures only single-section homes at the Lamar plant. The frames for those homes are currently manufactured in Waycross, Georgia and shipped to the Lamar plant. The Company intends to expand its Lamar operation in 1997 by adding a frame shop and, as market conditions warrant, thereafter intends to begin construction of a new production facility to be located in Lamar, which would allow the Company to increase production of multi-section homes. The Company believes that the additional manufacturing facilities would enable the Company to lower its manufacturing and freight costs in the South Carolina market and to further penetrate the Kentucky, Tennessee, Virginia and North Carolina markets.

     The following table sets forth the total homes and floors sold by the Company for the periods indicated:

                                                                   SIX MONTHS
                                                                      ENDED
                                  YEAR ENDED DECEMBER 31,            JUNE 30,
                                ---------------------------    --------------------
                                 1993       1994      1995      1995        1996
                                -------    ------    ------    ------    ----------
Homes sold:
    Single-section homes...      1,662      1,583     1,512       816       1,101
    Multi-section homes....      1,206      2,084     2,942     1,387       1,919
                                 -----      -----     -----     -----       -----
    Total homes............      2,868      3,667     4,454     2,203       3,020
Total floors sold..........      4,074      5,751     7,396     3,590       4,939

     The principal materials used in the construction of the Company's homes include lumber and lumber products, gypsum wallboard, steel, aluminum, fiberglass, carpet, vinyl, fasteners, appliances, electrical items, windows and doors. The Company believes that the materials used in the manufacture of its homes are readily available at competitive prices from a wide variety of suppliers. Accordingly, the Company does not believe that the loss of any single supplier would have a material adverse effect on its business. The Company's direct or variable costs of operations can be significantly affected by the availability and pricing of raw materials.

     The Company's backlog at June 30, 1996 was approximately $10.5 million as compared to $18.2 million at June 30, 1995. The Company believes that the reduction in backlog is due principally to an increase in the Company's production capacity as a result of the addition of two manufacturing facilities in August and December 1995 and an overall increase in industry production capacity, which has brought supply more into balance with demand. Due to the strong growth in demand for manufactured homes in the Company's Primary Markets over the last several years, the seasonal trend of generally lower sales and reductions in backlog in the first and fourth quarters of the year has not materially impacted the Company's quarterly results of operations. Such seasonality, however, combined with increased industry production capacity, may have an adverse impact on the Company's future operations during certain periods. Dealer orders are subject to cancellation prior to the commencement of production without penalty, and accordingly, the Company does not consider its backlog of orders to be firm orders.

     The Company's management information systems provide management with daily reports with respect to production (including per unit production hours, overtime and material costs for each plant), sales, inventories, receivables, collections, orders and backlog. These reports enable management to tightly control costs and to manage the business to achieve established performance goals.

     Because the cost of transporting a manufactured home is significant, substantially all of the Company's homes are sold to dealers within a 400-mile radius of the manufacturing facility. The Company arranges for the transportation of finished homes to dealers using independent trucking companies. Customary sales terms are cash-on-shipment or guaranteed payment from a floor plan financing source. Dealers or other independent installers are responsible for placing the home on site, making utility hook-ups and installing air-conditioning.

INCENTIVE COMPENSATION

     The management of the Company relies heavily on the use of incentive-based compensation arrangements to motivate the employees of the Company. Nearly every functional area of the Company has some form of incentive program. Hourly production workers in the plants are paid on a piece-rate type system, based on production through-put. The incentive component is paid weekly, thereby creating immediate feedback to the employees. Plant supervisors are paid incentives based on production volume, efficiency, overtime, and quality. Plant supervisors can achieve total weekly compensation of up to four times weekly base-pay. The Company's quality control employees are paid incentives based on the lack of production errors. The Company's sales executives and representatives are paid salaries coupled with a commission program. Executive management receives base salaries, augmented by participation in the Executive Bonus Plan, which pays 7% of adjusted earnings before interest and taxes to five key officers. See "Management -- Compensation Pursuant to Plans." The Company believes that these incentives enable management to create and maintain a production-oriented, profit-driven work environment.

DEALER FINANCING

     Substantially all of the Company's dealers finance their purchases through "floor plan" arrangements under which a financial institution provides the dealer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. In connection with a floor plan arrangement, the financial institution which provides the dealer financing customarily requires the Company to enter into a separate repurchase agreement with the financial institution under which the Company is obligated, upon default by the dealer, to repurchase unsold homes held in inventory by the dealer at the Company's original invoice price plus certain administrative and shipping expenses, reduced by any appropriate adjustments. At June 30, 1996, the Company's contingent repurchase liability under floor plan financing arrangements was approximately $35.8 million. Homes that have been repurchased by the Company under floor plan financing arrangements are usually sold to other dealers, and losses to date under these arrangements have been insignificant.

COMPETITION

     The manufactured housing industry is highly competitive with competition based upon various factors, including total price to the dealer, product features, quality, warranty repair service and the terms of dealer and retail consumer financing. Fleetwood Enterprises, Inc. ("Fleetwood"), Champion Enterprises, Inc. ("Champion") and Redman Industries Inc. ("Redman") produced approximately 20.3%, 7.7% and 6.9%, respectively, of all of the homes manufactured in the United States during 1995, and no other manufacturer produced more than 6.5%. The recently announced acquisition of Redman by Champion could increase competitive pressures on the Company. A number of firms have been operating longer and possess greater manufacturing, financial and other resources than the Company, and there are numerous firms producing manufactured homes in the states in which the Company operates, many of which are in direct competition with the Company in the states where its homes are sold. Additionally, management believes that a significant amount of new manufactured housing production capacity has been developed in the past three years. A downturn in the manufactured housing industry could result in excess industry capacity, which in turn could result in increased competition adversely affecting the Company's results of operations or financial condition. In addition, the Company competes for quality independent dealers with other manufacturers, some of which maintain their own retail sales centers. The Company's sales to dealers could be adversely affected if competitors acquire independent dealers and substituted other manufactured homes for homes manufactured by the Company. Certain of the Company's competitors provide consumers with financing from captive finance subsidiaries. While management believes that financing has generally become more available in the manufactured housing industry in recent years, a contraction in consumer credit could provide an advantage to those competitors with internal financing capabilities. Manufactured homes also compete with site-built homes, as well as apartments, townhouses, condominiums and existing site-built and manufactured homes.

     The barriers to entry into the manufactured housing industry are relatively low. Management believes, however, that the qualifications for obtaining inventory, accounts receivable and finished goods financing, which are based upon the financial strength of the manufacturer and each of its dealers, and HUD manufacturing requirements, have in recent years become more difficult for some competitors to meet.

GOVERNMENT REGULATION

     The Company's manufactured homes are subject to a number of federal, state and local laws and regulations. Construction of manufactured homes is governed by the National Manufactured Housing Construction and Safety Standards Act of 1974 and the regulations issued by HUD thereunder, establishing comprehensive national construction standards for manufactured homes which preempt conflicting state and local regulations. These regulations cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. The Company's manufacturing facilities and the plans and specifications of its manufactured homes have been approved by a HUD-designated inspection agency. The Company's homes are regularly checked by an independent, HUD-approved inspector for compliance during construction. Failure to comply with applicable HUD regulations could expose the Company to a wide variety of sanctions, including mandated closings of Company manufacturing facilities.

      HUD regulations divide the country into three "Wind Zones" and impose more stringent construction standards for homes to be sold in areas designated Wind Zones II and III. The Company currently manufactures and sells homes only in Wind Zones I and II. During 1995, approximately 24% of the Company's homes were manufactured for Wind Zone II. The Company cannot predict if additional regulations will be adopted or the effect such regulations would have on the Company or the manufactured housing industry as a whole. Additionally, HUD regulations divide the United States in three "Thermal Zones" and impose more stringent energy conservation standards for homes to be sold therein. The Company manufactures and sells homes in Thermal Zones I, II and III. Manufacturing costs could increase as a result of changes in the Wind Zones, Thermal Zones and other regulations, and there can be no assurance that the Company will be able to increase the sales price of its homes to cover any such increases in its manufacturing costs. The Company believes its manufactured homes meet or exceed all present HUD requirements.

     Manufactured, modular and site-built homes are often built with particle board, paneling and other products that contain various formaldehyde resins. HUD regulates the allowable concentration of formaldehyde in certain products used in manufactured homes and requires warnings to purchasers concerning formaldehyde-associated risks. Certain components of manufactured homes are subject to regulation by the Consumer Product Safety Commission (the "CPSC"), which is empowered to ban the use of component materials believed to be hazardous to health and to require the manufacturer to repair defects in components of its homes. The CPSC, the Environmental Protection Agency and other governmental agencies currently are re-evaluating the allowable standards for formaldehyde emissions. The Company uses materials in its manufactured homes that meet the current HUD standards for formaldehyde emissions and believes that it otherwise complies with HUD and other applicable government regulations.

     The location of manufactured homes is subject to local zoning and housing regulations. A number of states require manufactured home producers and retailers to post bonds to ensure the satisfaction of consumer warranty claims. In addition, a number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulation and must be complied with by the dealer or other person installing the home.

     The Company's operations are also subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation, disposal and discharge of materials into the environment. Government authorities have the power to enforce compliance with these regulations, and violations may result in the payment of fines or the entry of injunctions, or both. Furthermore, the requirements of such environmental laws and enforcement policies have generally become stricter in recent years. The Company currently does not believe it will be required under existing environmental laws and enforcement policies to expend amounts which will have a material adverse effect on its operating results or financial condition. The Company is unable to make any assurance, however, that the ultimate cost of compliance with environmental laws and enforcement policies will not have a material adverse effect on the operating results or financial condition of the Company.

ACQUISITIONS

     While the Company may in the future pursue an active acquisition policy, no specific acquisitions are currently in negotiation, and the Company has no immediate plans to commence such negotiations. If the Company were to proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of the Company's available cash could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consists of stock, stockholders of the Company could suffer a significant dilution of their interests in the Company. The Company's ability to effect acquisitions may be dependent upon its ability to obtain additional financing and, to the extent applicable, consents from the holders of debt of the Company.

     Many business acquisitions must be accounted for as purchases. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant goodwill and intangible assets, and the acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. In the event the Company consummates additional acquisitions in the future that must be accounted for as purchases, such acquisitions would likely increase the Company's amortization expenses. In connection with any acquisitions the Company could incur substantial expenses, including the fees of financial advisors, attorneys and accountants, the expenses of integrating the business of the acquired company with the Company's business and any expenses associated with registering shares of the Company's capital stock, if such shares are issued. The financial impact of such acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's quarterly and yearly operating results.

EMPLOYEES

     As of June 30, 1996, the Company employed approximately 1,000 persons. The Company does not have any collective bargaining agreements and has not experienced any work stoppages as a result of labor disputes. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     The Company is involved in routine litigation arising in the ordinary course of business. In the opinion of the Company, such matters would not have a material adverse effect on the financial condition or the results of operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information, as of October 16, 1996, with respect to the executive officers and directors of the Company, as well as certain of its senior management.

NAME                                            AGE              POSITION
----                                            ---              --------

Samuel P. Scott(1)                               59           Chairman of the Board of Directors and Chief
                                                              Executive Officer

Lannis Thomas                                    66           President

J. Wayne Roberts                                 51           Vice President, Chief Financial Officer and Treasurer

Gregory K. Scott                                 36           Vice President - Manufacturing

Thomas M. Vinson                                 54           Vice President - Marketing

Jack Himebook                                    63           Vice President - Purchasing

Drew E. Scott                                    28           Vice President - Consumer Affairs

Gary M. Brost(1)(2)(3)                           43           Director, Executive Vice President and Secretary

James C. DelZoppo(2)                             43           Director and Assistant Treasurer

Dennis C. Martin                                 46           Director

Donald R. Mossey                                 70           Director

James A. Parsons(1)(2)(3)                        40           Director

---------------

(1)  Member of Executive Committee.
(2)  Member of Audit Committee.
(3)  Member of Compensation Committee.

     Samuel P. Scott founded the Company in 1987 and has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its
inception.   From 1968 until founding the Company, Mr. Scott worked in the manufactured home industry in various capacities.

     Lannis Thomas has served as President of the Company since its inception.
Mr. Thomas has worked in the manufactured housing industry since 1983.   Mr.
Thomas is a member of the board of directors of the Georgia Manufactured Housing Association.

     J. Wayne Roberts has served as Vice President, Treasurer and Chief Financial Officer of the Company since December 1995. Mr. Roberts joined the Company in early 1988 and was its Vice President of Finance from December 1989 until December 1995. Mr. Roberts has spent all but ten years of his professional career in the manufactured housing industry.

     Gregory K. Scott has served as Vice President - Manufacturing of the Company since 1988. Mr. Scott has spent his entire professional career in the manufactured housing industry. Mr. Scott is the son of Samuel P. Scott.

     Thomas M. Vinson has served as Vice President - Marketing of the Company since September 1994. Mr. Vinson served as a Director of Sales of Fleetwood Enterprises, Inc. from 1985 to 1992 and a Marketing Director of Clayton Homes, Inc. from 1992 to 1994. Mr. Vinson has spent all but six years of his professional career in the manufactured housing industry.

     Jack Himebook has served as Vice President - Purchasing of the Company since May 1995. Mr. Himebook joined the Company from Muncy Homes Corporation where he was employed as a Purchasing Director from November 1993 to May 1995. From 1992 to 1993, he was employed with Regional Building Systems, Inc. as Director of Purchasing and from 1989 to 1992, he was employed by Active Homes Inc. Mr. Himebook has been employed in the purchasing and production operations area for his entire career.

     Drew E. Scott has served as Vice President - Consumer Affairs of the Company since December 1995. Mr. Scott joined the Company as Assistant to the President of the Company in August 1992. From 1990 to 1992, Mr. Scott served as
Sales Representative for Jax Valves and Fittings in Jacksonville, Florida.   Mr.
Scott is the son of Samuel P. Scott.

     Gary M. Brost has been Executive Vice President, Secretary and a director of the Company since the Acquisition. Since 1989, Mr. Brost has been President and a principal of Strategic Investments, and is the President and a principal of SIHI-GMH LLC ("SIHI"). Mr. Brost currently serves on the Boards of Directors of several privately held companies.

     James C. DelZoppo has been Assistant Treasurer and a director of the Company since the Acquisition. Since 1989, Mr. DelZoppo has been a Vice President of Strategic Investments and is Assistant Secretary and a principal of SIHI.

     Dennis C. Martin has been a director of the Company since the Acquisition. Since 1989, Mr. Martin has been a Vice President and a principal of Strategic Investments and is Vice President, Secretary and a principal of SIHI.

     Donald R. Mossey has been a director of the Company since October 1996.
Mr. Mossey was Chairman and Chief Executive Officer of Leland Engineering, Inc., a manufacturer of undercarriages for recreational vehicles and of snowmobile trailers, from 1972 to 1992. Between 1965 and 1972, Mr. Mossey was Chairman, Chief Executive Officer and majority shareholder of Ventline Inc., a manufacturer of range hoods and ventilators for mobile homes and recreational vehicles. In 1972, Mr. Mossey sold his company to Phillips Industries, Inc. a then public company and major supplier to the manufactured housing industry.
Mr. Mossey served as a Director of Phillips Industries Inc. from 1972 to 1987.

     James A. Parsons has been a director of the Company since the Acquisition. Mr. Parsons is a general partner of RFE Associates V, L.P., the General Partner of RFE Investment Partners V, L.P., a private equity investment fund located in New Canaan, Connecticut. Mr. Parsons currently serves on the Boards of Directors of several privately held companies.

     After completion of the Offering, the Company intends to recruit an additional independent Director to serve on the Board.

     The Board of Directors holds regular quarterly meetings and meets on other occasions when required by special circumstances.

     The By-Laws of the Company provide that, so long as any liabilities to the Company's senior lender remain outstanding, a representative of the senior lender may attend meetings of the Board of Directors of the Company as an observer and shall have the right to receive a copy of all materials distributed to the Board of Directors of the Company.

     Members of the Board of Directors serve until the next annual meeting of stockholders and until their respective successors have been elected and qualified. Officers of the Company serve at the direction of the Board of Directors and, unless elected for a lesser term, serve until the next annual meeting of the Board of Directors.

     The Company's Board of Directors currently has three committees, the
Executive Committee, the Audit Committee and the Compensation Committee.   The
Executive Committee has the right to exercise certain of the powers and authority of the Board of Directors in the management of the Company. The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit the Company's financial statements, fixes the compensation of such accountants, discusses the scope and results of the audit with the independent accountants, reports to the Board of Directors with respect to the same, and is responsible for ensuring that the business practices and conduct of employees and other representatives of the Company and its subsidiaries comply with the policies and procedures of the Company. The Compensation Committee is charged with establishing a general compensation policy for the Company and is responsible for the approval of directors' fees and executive compensation and administers the Company's Stock Option Plan.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth the total compensation paid or accrued by the Company on behalf of its Chief Executive Officer and the five other most highly compensated executive officers of the Company (hereinafter collectively referred to as the "Named Executive Officers") for the fiscal year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                                           Annual Compensation (1)
                                          -------------------------------------------------------------
          NAME AND PRINCIPAL                                                              Other Annual        All Other
              POSITION                    Year      Salary ($)          Bonus ($)       Compensation($)    Compensation($)
----------------------------------------  ----      ----------          ----------      ---------------    ---------------
Samuel P. Scott.........................  1995      $100,000            $1,771,385      $3,723(2)           $4,800(3)
Chairman and
Chief Executive Officer

Lannis Thomas...........................  1995        50,000               315,930       3,723(2)
President
J. Wayne Roberts........................  1995        50,000               315,930       3,723(2)
Vice President, Treasurer and Chief
 Financial Officer
Gregory K. Scott........................  1995        50,000               305,930       3,723(2)
Vice President - Manufacturing
Drew E. Scott...........................  1995        35,000               305,930       1,390(2)
Vice President - Consumer Affairs


Thomas M. Vinson........................  1995        50,000               168,107       3,723(2)
Vice President-Marketing

    _______________________

(1) Represents compensation paid pursuant to Predecessor's compensation arrangements. These amounts do not include bonus awards of $215,113 and $215,113 paid to Messrs. Thomas and Roberts, respectively, during 1995 for services rendered during 1994.

(2) Consists of insurance premiums paid by the Company with respect to group medical and life insurance coverage.

(3) Consists of insurance premiums paid by the Company with respect to a split dollar life insurance policy presently in force insuring the life of Mr. Scott.

     The Company has entered into employment agreements with each of Samuel P. Scott, Gregory K. Scott, and Drew E. Scott. Each of the agreements is for a term expiring December 31, 2001, establishes the executive's base salary, and contains a non-competition agreement for a period of two years following the expiration of the agreement, voluntary resignation by the executive or termination with cause. The employment agreements provide for base salaries in the amounts of $325,000 for Samuel P. Scott and $100,000 for each of Gregory K. Scott and Drew E. Scott. In addition, the base salaries for each of Messrs. Thomas and Roberts were increased effective January 1, 1996 to $100,000.

COMPENSATION PURSUANT TO PLANS

     Executive Bonus Plan. The Company maintains an Executive Bonus Plan in which Samuel P. Scott, Lannis Thomas, J. Wayne Roberts, Gregory K. Scott and Drew E. Scott are entitled to participate, each with a participant percentage of 20%. The plan provides for a bonus pool of 7% of EBIT of the Company, as defined in the Executive Bonus Plan, in the event that EBIT exceeds the base amount of $8.5 million for any fiscal year, to be divided among the plan participants based upon their respective participant percentage. The plan became effective January 1, 1996 and is administered by the Board of Directors or its Compensation Committee, which may designate substitute participants in the event of the termination of employment of any participant. The Board of Directors may also elect to make discretionary bonus payments. The bonus pool is payable to the participants, in cash, following the Company's receipt of its audited financial statements. No portion of the bonus pool will be paid to any participant for any fiscal year if such participant is not an employee of the Company at the end of the year, although a prorated amount will be paid to the participant or his personal representative in the event of the participant's death, termination for disability or normal retirement during the plan year. In September 1996, based on the Company's performance through August 1996, the Company paid an aggregate of $500,000 to the participants under the Plan as an advance against amounts due for that year, subject to an undertaking by each participant to return the funds if he was not employed by the Company as of December 31, 1996.

     Executive Stock Option Plan. The Company's Executive Stock Option Plan
(the "Stock Option Plan") was adopted by the Company in October 1996. The Stock Option Plan provides for the issuance of up to 461,500 shares of the Company's Common Stock to key employees of the Company and its subsidiaries. Awards under the Stock Option Plan may be in the form of incentive stock options or non-qualified stock options.

     The Stock Option Plan is administered by the Compensation Committee of the Company's Board of Directors, the members of which are ineligible for any grants under the Stock Option Plan. The Compensation Committee is authorized, among other things, to recommend to the Board the selection of key employees of the Company to whom, and the time or times at which, awards shall be granted and the number of shares to be subject to each option awarded. No awards may be made under the Stock Option Plan after the tenth anniversary of the Stock Option Plan.

     The Stock Option Plan permits the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as options which do not meet the requirements of that section. All options will expire not more than 10 years after the date of grant. The exercise price for any option under the Stock Option Plan shall be equal to the fair market value of the Common Stock at the time such option is granted. Options are not transferrable other than by will or by the laws of descent and distribution and may be exercised only by the optionee, his guardian or his legal representative.

     The Stock Option Plan may be amended by the Committee or the shareholders, provided that the Committee may not, without shareholder approval, materially increase the benefits accruing to participants under the Stock Option Plan, increase the maximum number of shares as to which options may be granted under the Stock Option Plan, change the minimum exercise price, change the class of eligible persons, extend the period for which options may be granted or exercised, or withdraw the authority to administer the Stock Option Plan from the Committee.

DIRECTOR COMPENSATION

     After this Offering, directors, except Mr. Scott, will receive annual fees of $10,000 plus $1,000 per meeting attended, and all Directors will be reimbursed for their out-of-pocket expenses relating to meetings of the Board of Directors and Committees thereof.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Mr. Samuel P. Scott was the Chief Executive Officer of, and Mr. Scott and his spouse were the sole shareholders of, Scott Housing Systems, Inc., a manufacturer of manufactured homes doing business throughout the southeast United States. Scott Housing Systems, Inc. filed for protection from creditors under Chapter 7 of the Bankruptcy Code in April 1987. Certain assets of Scott Housing Systems, Inc. were sold to the Company in 1987.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that none of its directors shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such limitation does not apply to liability of a director (1) for any breach of the director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of Title 8 of the Delaware General Corporation Law (relating to liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation further provides that, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law.

     This provision is intended to afford directors additional protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. The Company believes this provision will assist it in maintaining and securing the services of directors who are not employees of the Company. As a result of the inclusion of such a provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy against the challenged conduct.

     The Company's By-laws also provide for indemnification of the Company's directors, officers, employees and agents against liabilities arising from their service in such capacities and from their service to other enterprises (such as subsidiaries) at the request of the Company to the fullest extent permitted by law, which generally requires that the individual has acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interests, and, with respect to any criminal action or proceeding, the individual had no reason to believe his conduct was unlawful. In addition, the By-laws provide that such indemnification will be provided only if the acts of the individual were not committed in bad faith or the result of active and deliberate dishonesty and that the individual did not personally gain in fact a financial profit or other advantage to which he was not legally entitled. The Company has applied for and expects to maintain directors and officers liability insurance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee was established on March 20, 1996 and consists of Messrs. Brost and Parsons. Mr. Brost is Executive Vice President and Secretary of the Company. From March 20, 1996 until October 16, 1996, Mr. Samuel P. Scott, the Company's Chairman and Chief Executive Officer, also served as a member of the Compensation Committee. Prior to March 20, 1996, the Company did not have a compensation committee and all directors, including Mr. Scott, participated in deliberations concerning the compensation of executive officers. After completion of the Offering, the Company intends to recruit an additional independent Director to serve on the Compensation Committee.

     Mr. Brost is the President and a principal of SIHI, the Managing Member of Bulldog Holdings LLC ("Bulldog"). In connection with the Acquisition, the Company sold 1,400,000 shares of its Series B Preferred Stock to Bulldog for an aggregate consideration of $1.4 million. Prior to the closing of the Offering, the shares of Common Stock to be issued to Bulldog in connection with the conversion of the Company's Series B Preferred Stock will be distributed by Bulldog to its members, including SIHI. On December 21, 1995, in connection with the Acquisition, the Company entered into a Management Agreement with Strategic Investments, of which Mr. Brost is President and a principal, Mr. Martin is a Vice President and a principal, and Mr. DelZoppo is a Vice President. See "Certain Transactions -- Management Agreement."

     Mr. Parsons is a General Partner of RFE Associates V, L.P., the General Partner of RFE Investment Partners V, L.P. ("RFE"). RFE will receive approximately $7.5 million of the proceeds of the Offering upon the payment of the Junior Subordinated Notes and redemption of the Redeemable Preferred Stock. See "Use of Proceeds." In connection with the Acquisition, the Company sold to RFE (1) approximately $2.9 million in aggregate principal amount of the Company's Junior Subordinated Notes, (2) 4,690,351 shares of the Company's Redeemable Preferred Stock for an aggregate consideration of approximately $4.5 million, (3) 439,720 shares of the Company's Series B Preferred Stock for an aggregate consideration of $439,720, and (4) 714,546 shares of Common Stock for an aggregate consideration of approximately $163,000. In connection with its investment, the Company also granted certain put options to RFE, The Equitable Life Assurance Society of the United States ("Equitable"), the State Treasurer of the State of Michigan as Custodian of the Michigan Public School Employees Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and the Michigan Judges Retirement System (collectively, "Michigan") and non-affiliated investors, which put options will terminate immediately prior to the closing of this Offering, and certain registration rights. See "Certain Transactions -- The Restructuring" and "Description of Capital Stock -- Registration Rights."

     On December 21, 1995, in connection with the Acquisition, Mr. Samuel P. Scott and his spouse purchased 92,749 shares of Common Stock from the Company for an aggregate consideration of approximately $21,000. In addition, Gregory
K. Scott, Drew E. Scott and Kelly Scott Herold, Mr. Scott's children, purchased a total of 213,501 shares of Common Stock from the Company for an aggregate consideration of approximately $49,000. Mr. Scott is also involved in certain other transactions relating to the Company described under "Certain Transactions."

     In connection with the sales described above, a stockholders' agreement (the "Stockholders' Agreement), dated as of December 21, 1995, was entered into among the Company, RFE, Bulldog, Mr. Samuel P. Scott,

Equitable, Michigan and certain other stockholders. Under the terms of the Stockholders' Agreement, Bulldog is entitled to designate up to four individuals to serve on the Board of Directors of the Company, and RFE, Michigan and another non-affiliated stockholder (the "RFE Group"), by plurality vote, are entitled to designate two individuals to serve on the Board of Directors of the Company. The Stockholders' Agreement provides that the seventh director is to be Samuel P. Scott. Messrs. Brost, Martin and DelZoppo were elected as Bulldog's designees on the Board of Directors, and Mr. Brost serves on the Compensation Committee of the Board of Directors. Mr. Parsons was elected as one of the RFE Group's designees on the Board of Directors and serves on the Compensation Committee of the Board of Directors. Mr. Mossey is the RFE Group's other designee on the Board of Directors. The Stockholders' Agreement will be terminated immediately prior to the closing of the Offering.

                             CERTAIN TRANSACTIONS

THE ACQUISITION

     On December 21, 1995, pursuant to a Stock Purchase Agreement dated as of October 10, 1995 (the "Stock Purchase Agreement"), as amended, by and among GMH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("GAC"), and the former stockholders of the Predecessor, GAC acquired all of the issued and outstanding shares of common stock of the Predecessor for consideration of approximately $50.6 million in a leveraged buyout transaction accounted for as a purchase. Pursuant to the Stock Purchase Agreement, the former stockholders of the Company, including Samuel P. Scott, Gregory K. Scott and Drew E. Scott, who are officers of the Company, and Kelly Scott Herold, Mr. Scott's daughter, have agreed to indemnify the Company for losses and litigation expenses incurred or required to be paid by the Company as a result of a breach of certain representations, warranties, covenants or agreements made by the former stockholders. The former stockholders' indemnity is subject to a $300,000 deductible payment under certain circumstances, and a $3.3 million ceiling, which ceiling will be reduced to $2.3 million in April 1997 and $300,000 in April 1998; provided that indemnification for losses incurred or required to be paid as a result of federal or state income taxes is not limited by the ceiling. GAC was incorporated in Delaware in October 1994. Immediately following the Acquisition, GAC was merged into the Predecessor, so that as a result, the Predecessor became a wholly-owned subsidiary of the Company.

     The consideration for the Acquisition included:

     . Installment nonrecourse promissory notes of the Company in the aggregate principal amount of $45.0 million, which were paid in full on September 23, 1996.

     . The Incentive Plan under which the former stockholders could receive deferred consideration of up to an aggregate of $3.85 million based on future earnings of the Company.

     .  Cash consideration of approximately $1.75 million.

     The cash consideration for the Acquisition was funded through the issuance of the Company's capital stock and indebtedness. In addition, the Company incurred approximately $2.1 million in debt issuance costs and $2.1 million in acquisition costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity."

THE RESTRUCTURING

     The following transactions (collectively referred to as the "Restructuring") have occurred or will automatically occur immediately prior to the closing of the Offering:

     The holders of the Company's Series B Preferred Stock, including SIHI, RFE and Michigan, will convert such holdings into shares of Common Stock, and pursuant to the terms of the Certificate of Incorporation, will receive a liquidation preference in the amount of approximately $2.2 million, which will be paid in shares of Common Stock based on the assumed initial offering price (the "Series B Conversion"). In addition, (1) the Company's Certificate of Incorporation will be amended and restated to eliminate the Series B Preferred Stock, the Class B and Class C Common Stock, redesignate the Class A Common Stock as Common Stock and authorize the Company to issue 2,000,000 additional shares of Preferred Stock, (2) Equitable and other non-affiliated individuals who acquired warrants in connection with the Acquisition will exercise their warrants to purchase an aggregate of 568,750 shares of the Company's Common Stock for a nominal consideration and (3) certain put and call options held by certain stockholders and the Company will be terminated.

     Also immediately prior to the closing of the Offering, the Incentive Plan will be terminated, and the obligations to the former shareholders of the Predecessor thereunder will be converted into promissory notes of the Company in the aggregate principal amount of $4.0 million, bearing interest at the rate of 9% per annum, and payable on April 1, 1997 and April 1, 1998 in equal amounts. In addition, employment agreements between the Company and each of Samuel P. Scott, Drew E. Scott and Gregory K. Scott will be amended principally to extend the term of the agreements until December 31, 2001 and provide that any stock options to be awarded to Mr. Scott under the Stock Option Plan will vest at a rate of 20% per annum. The employment agreement for Samuel P. Scott further provides for

Company-paid health insurance for Mr. Scott and his wife for the remainder of their lives so long as Mr. Scott remains an executive officer of the Company until December 31, 2001. In addition, Mr. Scott's current employment agreement provides that he may continue to own a 20% equity interest which be acquired in 1994 in Sweetwater Homes, Inc., a small producer of manufactured homes, but may not directly or indirectly increase his equity interest in Sweetwater, serve as an officer, director or employee of, or consultant to Sweetwater or otherwise assist Sweetwater in any aspect of its operations.

MANAGEMENT AGREEMENT

     In connection with the Acquisition, the Company entered into a Management Agreement with Strategic Investments under which it provides ongoing management and consulting services to the Company. Messrs. Brost and Martin are officers and shareholders of Strategic Investments and Mr. DelZoppo is an officer of Strategic Investments. Services provided by Strategic Investments include strategic planning, marketing, consulting, financial planning, capital budgeting, executive compensation program analysis, monitoring of the Company's business and assistance with merger and acquisition opportunities. Pursuant to the Management Agreement, Strategic Investments is entitled to an annual fee initially in an amount equal to $500,000 comprised of a base fee of $250,000, subject to an adjustment based on the Consumer Price Index, and an additional annual fee of $250,000. Strategic Investments is entitled to receive the additional $250,000 fee so long as SIHI continues to own an equity interest in the Company; provided, that if SIHI continues to own an equity interest in the Company until the 30th month after the closing of the Offering, Strategic Investments will continue to receive the full amount of the additional $250,000 annual fee even if it disposes of all of its stock in the Company after such date. In the event SIHI sells all of its stock in the Company to an unaffiliated entity prior to the 30th month after the closing of the Offering, the additional fee will be prorated for the fiscal year in which such sale occurs based on the number of months during such year that SIHI held such stock plus one additional year's fee. The term of the Management Agreement ends December 31, 2001. Pursuant to the Management Agreement, the Company paid to Strategic Investments, upon the closing of the Acquisition, a closing fee of $500,000 plus reimbursement of expenses in the amount of $29,811 incurred in connection with the Acquisition.

FEDERAL TAX AUDIT

     The Internal Revenue Service (the "Service") is currently conducting an audit of the Company's income tax returns for the years 1992, 1993 and 1994.
The Company believes that the principal focus of the Service's audit is the reasonableness of compensation paid to Samuel P. Scott, the Company's Chief Executive Officer, during those years. Although the Service has not completed its income tax audit, if the Service successfully asserts that some portion of the approximately $7.0 million of compensation that Mr. Scott received during this period is excess compensation and should be recharacterized as dividends, the Company would be subject to additional tax at a rate of 34% of such excess amount for federal income tax purposes and 6% for state income tax purposes. Each of the former stockholders of the Predecessor, including Mr. Scott, Gregory
K. Scott and Drew E. Scott, who are officers of the Company, and Kelly Scott Herold, Mr. Scott's daughter, has acknowledged his or her obligation to indemnify the Company for losses or obligations which the Service may assert, or any litigation expenses incurred by the Company, as a result of the pending tax audit. Each has confirmed to the Company his or her ability to personally satisfy any such tax liability.

SERVICE AGREEMENT

     In connection with the Acquisition, the Company entered into a service agreement in December 1995 with M/H Retail, Inc. ("Retail"), a Georgia corporation wholly owned by Kelly Scott Herold, a daughter of Samuel P. Scott, a Director and Chief Executive Officer of the Company. Since the Company's inception in 1987, Retail had provided warranty and repair services exclusively to purchasers of the Company's homes and resold at retail certain materials and components purchased from the Company. Pursuant to the service agreement, Retail paid a management fee to the Company equal to Retail's net operating profit. See note 7 of Notes to Consolidated Financial Statements. In October, 1996, the Company exercised its option to purchase Retail's assets, net of liabilities, at a cash purchase price of approximately $36,000. During 1995 and 1996 (until closing of the sale)

Kelly Scott Herold received total payments from Retail of approximately $316,000 and $75,000, respectively. The operations of Retail have now been integrated into the operations of the Company.

GEORGIA STATE WITHHOLDING TAX

     In late May 1996, the Company determined that it had failed to properly withhold personal income tax for certain employees, including members of senior management, of the Company who were non-Georgia residents. Upon its discovery of this issue, the Company commenced withholding the proper amounts. In addition, the Company and the individuals involved promptly brought the matter to the attention of the Georgia Department of Revenue ("GDR") and agreed to pay the sum of $694,037 representing the amount of tax the Company should have withheld for the years in question, including interest to the date of payment. The payment by the Company, made in July 1996, discharged the personal income tax liability, including any interest, of all individual employees of the Company whose income from employment with the Company was not reported in years 1993, 1994 and 1995. The GDR waived all penalties with regard to the Company's failure to withhold and the individuals' failure to report or make estimated tax payments as well as any penalties for corporate income tax. The former stockholders of the Predecessor reimbursed the Company for the entire amount paid by the Company to the GDR.

SALES OF SECURITIES TO RELATED PARTIES

     Mr. Parsons is a General Partner of RFE Associates V, L.P., the General Partner of RFE. RFE will receive approximately $7.5 million of the proceeds of the Offering upon the payment of the Junior Subordinated Notes and redemption of the Redeemable Preferred Stock. See "Use of Proceeds." In connection with the Acquisition, the Company sold to RFE (1) approximately $2.9 million in aggregate principal amount of the Company's Junior Subordinated Notes, (2) 4,690,351 shares of the Company's Redeemable Preferred Stock for an aggregate consideration of approximately $4.5 million, (3) 439,720 shares of the Company's Series B Preferred Stock for an aggregate consideration of $439,720, and (4) 714,546 shares of Common Stock for an aggregate consideration of approximately $163,000. In connection with such investment, the Company also granted to RFE, Equitable, Michigan and non-affiliated investors certain put options with respect to their shares, which put options will terminate immediately prior to the closing of this Offering, and certain registration rights. See "-- The Restructuring" and "Description of Capital Stock -- Registration Rights."

     Mr. Brost is an equity owner, President and Managing Member of SIHI, the Managing Member of Bulldog. In connection with the Acquisition, the Company sold 1,400,000 million shares of its Series B Preferred Stock to Bulldog for an aggregate consideration of $1.4 million. Prior to the closing of the Offering, the shares of Common Stock to be issued to Bulldog in connection with the conversion of the Company's Series B Preferred Stock will be distributed by Bulldog to its members, including SIHI.

     On December 21, 1995, in connection with the Acquisition, Mr. Samuel P. Scott and his spouse purchased 92,749 shares of Common Stock from the Company for an aggregate consideration of approximately $21,000. In addition, Gregory
K. Scott, Drew E. Scott and Kelly Scott Herold, Mr. Scott's children, purchased a total of 213,501 shares of Common Stock from the Company for an aggregate consideration of approximately $49,000.

     On December 21, 1995, in connection with the Acquisition, the Company issued to Equitable the Senior Subordinated Note and warrants to purchase 350,000 shares of Common Stock for an aggregate consideration of approximately $15.0 million. In addition, the Company issued to Michigan, (1) approximately $1.9 million in aggregate principal amount of the Company's Junior Subordinated Notes, (2) 3,076,922 shares of the Company's Redeemable Preferred Stock for an aggregate consideration of approximately $3.0 million, (3) 288,462 shares of the Company's Series B Preferred Stock for an aggregate consideration of $288,462 and (4) 468,750 shares of Common Stock for an aggregate consideration of approximately $107,000. Michigan will receive approximately $4.9 million of the proceeds of the Offering upon the payment of the Junior Subordinated Notes and redemption of the Redeemable Preferred Stock. See "Use of Proceeds."

     In connection with the sales described above, a Stockholders' Agreement (the "Stockholders' Agreement"), dated as of December 21, 1995, was entered into among the Company, RFE, Bulldog, Mr. Scott, Equitable, Michigan and certain other stockholders. Under the terms of the Stockholders' Agreement, Bulldog is entitled to designate up to four individuals to serve on the Board of Directors of the Company, and the RFE Group, by plurality vote, is entitled to designate two individuals to serve on the Board of Directors of the Company. The Stockholders' Agreement provides that the seventh director is to be Samuel P. Scott. Messrs. Brost, Martin and

Del Zoppo were elected as Bulldog's designees on the Board of Directors and Mr. Brost serves on the Compensation Committee of the Board of Directors. Mr. Parsons was elected as one of the RFE Group's designees on the Board of Directors and serves on the Compensation Committee of the Board of Directors. Mr. Mossey is RFE Group's other designee on the Board of Directors. These voting arrangements will be terminated immediately prior to the closing of the Offering.

     In July 1996, in connection with his agreement to serve on the Company's Board of Directors as a designee of the RFE Group, Mr. Mossey purchased from RFE at the original purchase price thereof, securities of the Company consisting of
(1) $36,364 in principal amount of Junior Subordinated Notes for an amount equal to the face amount thereof, (2) approximately 58,182 shares of Redeemable Preferred Stock at a purchase price of $56,182, (3) 5,454 shares of Series B Preferred Stock at a purchase price of $5,454 and (4) 8,864 shares of Common Stock at a purchase price of approximately $2,000.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock giving effect to the completion of the Restructuring and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby assuming no exercise of the Underwriters over-allotment option by: (1) each person who is known by the Company to own beneficially more than 5% of any class of the Company's voting securities; (2) each director of the Company; (3) each executive officer named in the Summary Compensation Table; and (4) all directors and executive officers of the Company as a group. The address of the officers of the Company is the Company's principal offices. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                 AMOUNT AND NATURE OF                PERCENTAGE OWNED
                                                                              -----------------------------------
                                              SHARES BENEFICIALLY OWNED       BEFORE OFFERING     AFTER OFFERING
                                              -------------------------       ----------------    ---------------
BENEFICIAL OWNER
----------------
SIHI-GMH LLC/(1)/...........................                  1,011,500             26.8%            17.5%

RFE Investment Partners V, L.P..............                    979,103             26.0             17.0
36 Grove Street
New Canaan, CT  06840

State Treasurer of State of Michigan /(2)/..                    650,370             17.3             11.3

The Equitable Life Assurance
Society of the United States................                    288,308              7.6              5.0
787 7th Avenue
New York, New York  10019

Samuel P. Scott/(3)/........................                     99,477              2.6              1.7

Lannis Thomas/(4)/..........................                     23,065                *                *

Gregory Keith Scott/(5)/....................                     76,572              2.0              1.3

J. Wayne Roberts/(6)/.......................                     23,065                *                *

Thomas M. Vinson/(7)/.......................                     17,298                *                *

Drew Eric Scott/(8)/........................                     76,572              2.0              1.3

Gary M. Brost /(1)/.........................                  1,011,500             26.8             17.5

James C. DelZoppo /(1)/.....................                  1,011,500             26.8             17.5

Dennis C. Martin /(1)/......................                  1,011,500             26.8             17.5

Donald R. Mossey............................                     12,298                *                *
23805 County Road #6
Elkhart, Indiana  46514

James A. Parsons/(9)/.......................                    979,103             26.0             17.0
36 Grove Street
New Canaan, CT  06840

Executive officers and
  directors as a group/(10)/................                  2,318,950             61.5             40.2
  (11 persons)

___________________

*  Less than 1%.

(1) Consists of shares owned by SIHI, of which Mr. Brost is a principal and President, Mr. DelZoppo is a principal and Assistant Secretary and Mr. Martin is a principal and Vice President and Secretary. Messrs. Brost, DelZoppoa and Martin have shared voting power and shared investment power with respect to these shares and disclaim beneficial ownership thereof. The address of Messrs. Brost, DelZoppo and Martin is c/o Strategic Investments & Holdings, Inc., 369 Franklin Street, Buffalo, New York 14202

(2) The State Treasurer of the State of Michigan acts as Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and the Michigan Judges Retirement System. The address of these investors is 430 West Allegan, Lansing, Michigan 48922.

(3) These shares are owned jointly with Mr. Scott's spouse, Sherry J. Scott. Mr. Scott and his spouse share investment and voting power with respect to all shares which he beneficially owns. Includes 23,076 shares of Common Stock to be purchased by Mr. Scott in the Offering. Does not include 85,000 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

(4) Does not include 15,000 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

(5) Includes 17,949 shares of Common Stock to be purchased by Mr. Scott in the Offering. Does not include 15,000 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

(6) Does not include 15,000 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

(7) Does not include 15,000 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

(8) Includes 17,949 shares of Common Stock to be purchased by Mr. Scott in the Offering. Does not include 15,000 shares issuable upon the exercise of options which are not deemed to be presently exercisable.

(9) Consists of shares owned by RFE, of which RFE Associates V, L.P. is the General Partner. Mr. Parsons is a General Partner of RFE Associates V, L.P. Mr. Parsons has shared voting power and shared investment power with respect to these shares. Mr. Parsons disclaims beneficial ownership of such shares.

(10) See notes (1), (3), (4), (5), (6), (7), (8) and (9) above.

                         DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and By-laws is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-laws, each as amended, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part. The following discussion assumes that the Restructuring and the Offering have been completed.

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $0.001 per share, and 2,000,000 shares of Preferred Stock, par value $0.001 per share. Upon consummation of the Offering, 5,769,231 shares of Common Stock will be outstanding and no shares of Preferred Stock will be outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of Preferred Stock issued in the future, all shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available for payment. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

     At present, there is no established trading market for the Common Stock. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "GENH."

PREFERRED STOCK

     The Board of Directors may, from time to time, without further action by the Company's stockholders, authorize the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the powers, rights, preferences and limitations of any such series. Satisfaction of any dividend preferences on outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Holders of Preferred Stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent directors.

REGISTRATION RIGHTS

     Pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") among the Company and the holders ("Holders") of approximately 3,769,231 shares of Common Stock (all such shares, the "Registrable Shares"), such Holders or their permitted transferees are entitled to certain registration rights with respect to the Registrable Shares. If the Company at any time proposes to register any of its securities under the Securities Act, the Holders will be entitled to notice thereof and, subject to certain restrictions, to include their Registrable Shares in such registration. Beginning twelve months after the closing of the Offering, the RFE Group and Equitable may each make up to two demands of the Company to register their shares on Form S-3 or similar short-form registration forms, subject to certain conditions and limitations. A Holder's right to include shares in an underwritten registration is subject to the right of the underwriters to limit the number of shares included in the offering. Subject to certain limitations, the Company is required to bear all registration, legal (for no more than one independent legal counsel for all selling Holders) and other expenses in connection with these registrations (other than underwriting discounts and commissions) and must provide appropriate indemnification.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless prior to the date the stockholder became an interested stockholder, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of the two following exceptions to the prohibition are satisfied: (i) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (ii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or as an affiliate or associate, within the three years prior, did own) 15% or more of the corporation's outstanding voting stock. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

     The Company's Certificate of Incorporation or By-laws, as applicable, among other things (i) provide that the number of directors will be not fewer than one, with the exact number of directors to be determined from time to time by resolution adopted by a majority of the Board of Directors and (ii) provide that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

     The Company's senior credit facility and Senior Subordinated Note each contain provisions which require prepayment of the amounts outstanding thereunder upon a change in control of the Company. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

     ___________________ has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts of Common Stock in the open market, or the availability of shares for sale, may adversely affect the market price of the Common Stock and the ability of the Company to raise funds through equity offerings in the future.

     Upon completion of the Offering, after giving effect to the Restructuring, the Company will have 5,769,231 outstanding shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option or outstanding stock options. Effective upon the consummation of the Offering, after giving effect to the Restructuring, assuming no exercise of outstanding options, the Company will have outstanding options exercisable for an aggregate of approximately 208,000 shares of Common Stock (subject to anti-dilution adjustment), none of which will be presently exercisable.

     Of the Common Stock to be outstanding upon completion of the Offering, the 2,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act and the Regulations promulgated thereunder (an "Affiliate"). The remaining 3,769,231 shares of Common Stock held by officers, directors, employees, consultants and other stockholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Any shares of Common Stock issued upon the exercise of options or warrants held by any of such persons also will constitute restricted securities.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned "restricted securities" (defined generally in Rule 144 as unregistered securities) for a period of at least two years from the later of the date such restricted securities were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 57,692 shares immediately after the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions relating to the volume and notice of sale and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the volume or manner of sale limitations referred to above. However, since the Company was just recently formed in 1995, none of the restricted shares will be eligible for resale in the open market immediately after the Offering.

     The Commission has recently proposed amendments to Rule 144 and Rule 144(k) that would permit resales of restricted securities under Rule 144 after a one-year, rather than a two-year holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of restricted securities by non-Affiliates under Rule 144(k) after a two-year, rather than a three-year holding period. Adoption of such amendments could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect.

     Assuming no additional shares are purchased by Affiliates, and subject to the lock-up agreements, approximately 3,000,000 shares held by Affiliates of the Company and approximately 770,000 shares held by existing stockholders of the Company who are not Affiliates will be eligible for sale in the public market at various times under Rule 144, subject to the foregoing volume limitations and other restrictions.

     The holders of 3,769,231 shares are entitled to certain registration rights with respect to their shares. See "Description of Capital Stock -- Registration Rights."

     For a description of certain 180-day lock-up agreements signed by the Company's executive officers, directors and current stockholders of the Company, see "Underwriting."

                                 UNDERWRITING

     The Underwriters named below, represented by Rauscher Pierce Refsnes, Inc. and Oppenheimer & Co., Inc. (the "Representatives") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock as set forth below opposite their names below. The nature of the obligations of the Underwriters is such that, if any of such shares are purchased, all must be purchased.

                                                NUMBER
                      UNDERWRITER             OF SHARES
                      -----------             ---------

          Rauscher Pierce Refsnes, Inc.
          Oppenheimer & Co., Inc.




                                              ---------

          Total                               2,000,000
                                              =========

     The Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this Prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers Inc. ("NASD") not in excess of $________ per share, and the Underwriters may allow, and such dealers may reallow, to members of the NASD a concession not in excess of $____ per share. After the Offering, the price to public, the concession and the reallowance may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the initial price to public, less underwriting discount, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only for the purpose of covering any over-allotments. To the extent the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company that number of the additional shares of Common Stock which is proportionate to such Underwriter's initial commitment.

     Samuel P. Scott has agreed to purchase 23,076 shares, and each of Gregory
K. Scott, Drew E. Scott and Kelly Scott Herold have agreed to purchase 17,949 shares, of the Common Stock offered hereby at the initial public offering price.

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a regular trading market will develop upon the completion of the Offering. The initial public offering price was determined by negotiations among the Company and the Representatives. The primary factors considered by the Representatives in determining such public offering price included the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the general condition of the securities markets at the time of the Offering and the price-earnings multiples and market prices of publicly traded securities of comparable companies.

          The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay to the Representatives a nonaccountable expense allowance of $75,000.

     The Company, its executive officers and directors and current stockholders of the Company have agreed that for a period of 180 days after the date of this Prospectus, they will not offer, sell, or otherwise dispose of any of the shares of Common Stock beneficially owned or controlled by them (including subsequently acquired shares), without the prior written consent of Rauscher Pierce Refsnes Inc. on behalf of the Underwriters.

      The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has engaged Rauscher Pierce Refsnes, Inc. to provide certain consulting and advisory services to the Company.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP, Rochester, New York. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The financial statements and schedules included in the Prospectus and included elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and Earl A. Lawson, independent public accountant, and are included herein in reliance upon the authority of said accountants as experts in accounting and auditing in issuing said reports.

     Earl A. Lawson was replaced as the Company's principal auditor as of December 31, 1993. During the fiscal year ended December 31, 1993, there was no disagreement between the Company and Earl A. Lawson on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure which, if not resolved to the satisfaction of Earl A. Lawson, would have caused Earl A. Lawson to make reference to the subject matter of the disagreement in connection with his report and there occurred no "reportable event" within the meaning of item 304(a)(1)(v) of SEC Regulation S-K.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1 relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof, including any exhibit thereto, may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                             GENERAL HOUSING, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                          ------
CONSOLIDATED FINANCIAL STATEMENTS OF GENERAL HOUSING, INC.
   Reports of Independent Certified Public Accountants                     F-2
                                                                           F-3
   Consolidated Balance Sheets, December 31, 1994 and 1995 and June 30,
       1996 (unaudited)                                                    F-4
   Consolidated Statements of Income for the years ended December 31,
       1993 and 1994 and December 30, 1995 and for the six
       months ended June 30, 1995 and 1996 (unaudited)                     F-6
   Consolidated Statements of Changes in Stockholders' Equity for the
       years ended December 31, 1993 and 1994 and December 30, 1995
       and for the six months ended June 30, 1996 (unaudited)              F-7
   Consolidated Statements of Cash Flows for the years ended December 31,
       1993 and 1994 and December 30, 1995 and for the six months
       ended June 30, 1995 and 1996 (unaudited)                            F-8
   Notes to Consolidated Financial Statements                              F-9

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
   Unaudited Pro Forma Consolidated Financial Information                  F-24
   Unaudited Pro Forma Consolidated Balance Sheet, June 30, 1996           F-25
   Unaudited Pro Forma Consolidated Statement of Income for year ended
       December 30, 1995                                                   F-27
   Unaudited Pro Forma Consolidated Statement of Income for six months
       ended June 30, 1996                                                 F-28

After the proposed stock split in connection with the initial public offering of the Company, as discussed in Note 10 to the consolidated financial statements, is effected, we expect to be in a position to render the following audit report:

                                                          ARTHUR ANDERSEN LLP



Jacksonville, Florida
January 26, 1996 (except
with respect to Note 10,
as to which the date is
October 16, 1996)


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To General Housing, Inc.:

We have audited the accompanying consolidated balance sheet of General Housing, Inc. (a Delaware corporation, formerly GMH Holdings, Inc.) (the "Company"), as of December 31, 1995 and the balance sheet of General Manufactured Housing, Inc. (the "Predecessor"), as of December 31, 1994 and the related statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 1994 and December 30, 1995 for the Predecessor. These financial statements are the responsibility of the Company's and the Precedessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Housing, Inc., as of December 31, 1995, and the financial position of General Manufactured Housing, Inc. as of December 31, 1994 and the results of the Predecessor's operations and cash flows for the years ended December 31, 1994 and December 30, 1995 in conformity with generally accepted accounting principles.



Jacksonville, Florida
January 26, 1996 (except
with respect to Note 10,
as to which the date is
October 16, 1996)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT



To the Board of Directors and Stockholders of General Manufactured Housing, Inc.:

I have audited the accompanying financial statements of income, stockholders' equity and cash flows of General Manufactured Housing, Inc. for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Manufactured Housing, Inc. for the year ended December 31, 1993 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                        EARL A. LAWSON

Blackshear, Georgia
January 24, 1994

                             GENERAL HOUSING, INC.

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996



                                                     Predecessor     |                Company
                                                     ------------    |    -------------------------------
                                                     December 31,    |    December 31,         June 30,
                 ASSETS                                 1994         |        1995               1996
                 ------                              ------------    |    ------------        -----------
                                                                     |                        (Unaudited)
                                                                     |
CURRENT ASSETS:                                                      |
Cash and cash equivalents                            $ 1,805,249     |    $ 505,227           $ 168,899
Accounts receivable                                    3,385,118     |    4,631,290           4,989,928
Inventories                                            2,467,198     |    4,590,798           5,982,725
Deferred income taxes                                          0     |      540,000             579,858
Prepaid items                                             44,738     |       35,188              89,575
                                                     -----------     |  -----------         -----------
       Total current assets                            7,702,303     |   10,302,503          11,810,985
                                                     -----------     |  -----------         -----------
PROPERTY, PLANT, AND EQUIPMENT:                                      |
Land                                                      70,035     |       70,035              70,035
Buildings                                              1,932,633     |    2,215,829           2,273,260
Machinery, equipment, and fixtures                     1,934,762     |    1,918,884           2,018,719
                                                     -----------     |  -----------         -----------
                                                       3,937,430     |    4,204,748           4,362,014
Less accumulated depreciation                           (722,400)    |            0            (281,043)
                                                     -----------     |  -----------         -----------
Property, plant and equipment, net                     3,215,030     |    4,204,748           4,080,971
                                                     ===========     |  ===========         ===========
OTHER ASSETS:                                                        |
Restricted cash and cash equivalents                                 |
 (Notes 1 and 4)                                               0     |   46,000,000          30,000,000
Goodwill, net of accumulated                                         |
 amortization of $490,422 at June 30, 1996                     0     |   39,233,613          39,910,193
                                                                     |
Deferred financing costs, net                                  0     |    2,130,725           1,917,652
Other                                                          0     |      368,339             330,418
                                                     -----------     | ------------         -----------
Total other assets                                             0     |   87,732,677          72,158,263
                                                     -----------     | ------------         -----------
      Total assets                                   $10,917,333     | $102,239,928         $88,050,219
                                                     ===========     | ============         ===========



   The accompanying notes are an integral part of these consolidated balance sheets.

                             GENERAL HOUSING, INC.

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996

                                                                               Predecessor              Company
                                                                          -----------------  --------------------------------
                                                                               December 31,      December 31,       June 30,
       LIABILITIES AND STOCKHOLDERS' EQUITY                                         1994             1995             1996
---------------------------------------------------------------------     -----------------  ------------------ -------------
                                                                                                                 (Unaudited)
CURRENT LIABILITIES:
   Accounts payable                                                            $ 2,009,593       $ 3,514,922       $ 3,328,973
   Bank overdrafts                                                                       0         1,543,552         1,055,287
   Accrued liabilities                                                           2,038,310         3,877,281         8,052,665
   Current portion of long-term debt                                               181,977            41,427            43,413
                                                                            ---------------   ---------------    -------------
             Total current liabilities                                           4,229,880         8,977,182        12,480,338

LONG-TERM DEBT, net of current portion                                           1,338,052        37,702,746        32,937,490

INSTALLMENT PROMISSORY NOTES DUE TO FORMER
   STOCKHOLDERS OF THE PREDECESSOR                                                      0         45,000,000        29,000,000

DEFERRED INCOME TAXES                                                              40,485            180,000           217,960
                                                                            ---------------   ---------------    -------------
             Total liabilities                                                  5,608,417         91,859,928        74,635,788
                                                                            ---------------   ---------------    -------------
COMMITMENTS AND CONTINGENCIES (Notes 5,7,8,9,10 and 11)

REDEEMABLE PREFERRED STOCK, Series A, $8,000,000 redemption
   amount; $.001 par value; no shares authorized at December 31, 1994;
   8,000,000 shares authorized, issued, and outstanding at December 31,
   1995 and June 30, 1996                                                               0          7,720,000         7,736,000
                                                                            ---------------   ---------------    -------------
STOCKHOLDERS' EQUITY:
   Preferred stock, Series B, $.001 par value; $1 per share liquidation preference; no shares authorized at December 31, 1994; 2,150,000 shares authorized, issued and outstanding at December 31, 1995 and
      June 30, 1996                                                                     0              2,150             2,150

   Common stock $.001 par value; no shares authorized at December 31,
     1994; 20,000,000 shares authorized at December 31, 1995 and June
     30, 1996 and 1,364,313 shares issued and outstanding at December 31,
     1995 and June 30, 1996                                                             0              1,364             1,364

   Warrants                                                                             0            130,000           130,000
   Common stock of the Predecessor, $100 par value; 100,000 shares authorized and 6,000 shares issued at December 31, 1994; no shares
     authorized at December 31, 1995 and June 30, 1996                            600,000                  0                 0
   Additional paid-in capital                                                     151,485          2,526,486         2,526,486
   Retained earnings                                                            4,674,431                  0         3,018,431
   Less 750 shares of common stock held in treasury, at cost                     (117,000)                 0                 0
                                                                            ---------------   ---------------    --------------
          Total stockholders' equity                                            5,308,917          2,660,000         5,678,431
                                                                            ---------------   ---------------    --------------
          Total liabilities and stockholders' equity                          $10,917,333       $102,239,928       $88,050,219
                                                                            ===============   ===============    ==============

  The accompanying notes are an integral part of these consolidated balance sheets.

                             GENERAL HOUSING, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

     FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995

              AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                                             Predecessor                             |    Company
                                          ---------------------------------------------------------  |  -------------
                                                 Year Ended            Year Ended          Six       |      Six
                                                December 31,          December 30,     Months Ended  |   Months Ended
                                          -------------------------                                  |
                                             1993           1994          1995       June 30, 1995   |  June 30, 1996
                                          -----------   -----------    -----------   -------------   |  -------------
                                                                                       (Unaudited)   |   (Unaudited)
                                                                                                     |
                                                                                                     |
 NET SALES                                $43,658,525   $67,417,784    $90,672,550      $42,764,122  |    $65,754,239
                                                                                                     |
 COST OF SALES                             34,285,690    52,269,610     69,572,072       32,768,050  |     48,352,351
                                          -----------   -----------    -----------      -----------  |    -----------
 GROSS PROFIT                               9,372,835    15,148,174     21,100,478        9,996,072  |     17,401,888
                                                                                                     |
 SELLING, GENERAL AND ADMINISTRATIVE                                                                 |
  EXPENSES                                  7,421,775    11,596,580     13,154,796        6,224,935  |      8,518,338
                                                                                                     |
                                                                                                     |
 GOODWILL AMORTIZATION                              0             0              0                0  |        490,422
                                          -----------   -----------    -----------      -----------  |    -----------
 INCOME FROM OPERATIONS                     1,951,060     3,551,594      7,945,682        3,771,137  |      8,393,128
                                                                                                     |
 INTEREST EXPENSE                             100,297        94,927        283,159           72,471  |      2,367,127
                                                                                                     |
 OTHER EXPENSE (INCOME)                        88,270        55,102        (53,610)         (17,028) |         42,665
                                          -----------   -----------    -----------      -----------  |    -----------
 INCOME BEFORE INCOME TAXES                 1,762,493     3,401,565      7,716,133        3,715,694  |      5,983,336
                                                                                                     |
 PROVISION FOR INCOME TAXES                   669,983     1,295,957        465,000          226,268  |      2,468,572
                                          -----------   -----------    -----------      -----------  |    -----------
 NET INCOME                               $ 1,092,510   $ 2,105,608    $ 7,251,133      $ 3,489,426  |      3,514,764
                                          ===========   ===========    ===========      ===========  |
                                                                                                     |
 PREFERRED STOCK DIVIDEND AND ACCRETION                                                              |        496,333
                                                                                                     |    -----------
 NET INCOME AVAILABLE TO COMMON                                                                      |
     STOCKHOLDERS                                                                                    |    $ 3,018,431
                                                                                                     |    ===========
                                                                                                     |
                                                                                                     |
 EARNINGS PER COMMON SHARE                                                                           |          $0.84
                                                                                                     |    ===========
 WEIGHTED AVERAGE NUMBER OF COMMON                                                                   |
  SHARES AND COMMON SHARE EQUIVALENTS                                                                |
  OUTSTANDING                                                                                        |      3,603,846
                                                                                                     |    ===========
                                                                                                     |
                                                                                                     |
                                                                                                     |
                                                                                                     |
                                                                                                     |
 UNAUDITED PRO FORMA NET INCOME                                        $ 2,932,131      $ 1,411,963  |
   Pro forma provision for income taxes                                ===========      ===========  |
                                                                                                     |
   Pro forma net income                                                $ 4,784,002      $ 2,303,731  |
 UNAUDITED SUPPLEMENTAL PRO FORMA                                      ===========      ===========  |
  EARNINGS PER SHARE                                                                                 |
   Supplemental pro forma earnings                                                                   |
    per common share                                                                                 |          $0.67
                                                                                                     |    ===========
   Supplemental pro forma weighted                                                                   |
    average number of common shares                                                                  |
    outstanding                                                                                      |      5,769,231
                                                                                                     |    ===========


 The accompanying notes are an integral part of these consolidated statements.

                             GENERAL HOUSING, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

     FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995

                  AND FOR THE SIX MONTHS ENDED JUNE 30, 1996


                                                                                       ADDITIONAL
                         SERIES B PREFERRED STOCK      COMMON STOCK                     PAID-IN       RETAINED
                         ------------------------ --------------------
                             SHARES      AMOUNT     SHARES      AMOUNT     WARRANTS     CAPITAL       EARNINGS
PREDECESSOR:             ------------  ---------- ---------  ---------   -----------  -----------  -------------
  BALANCE, DECEMBER 31,           0     $    0      6,000    $600,000       $      0  $  151,485    $ 1,581,313
    1992

    Net income                    0          0          0           0              0           0      1,092,510
    Dividends                     0          0          0           0              0           0       (105,000)
                         ------------  ---------- ---------  ---------   -----------  -----------  -------------
  BALANCE, DECEMBER 31,           0          0      6,000     600,000              0     151,485      2,568,823
    1993

    Net income                    0          0          0           0              0           0      2,105,608
                         ------------  ---------- ---------  ---------   -----------  -----------  -------------
  BALANCE, DECEMBER 31,
    1994                          0          0      6,000     600,000              0     151,485      4,674,431


    S corporation                 0          0          0           0                          0     (4,084,826)
        distributions to
        stockholders
    Net income                    0          0          0           0              0           0      7,251,133
                         ------------  ---------- ---------  ---------   -----------  -----------  -------------
  BALANCE, DECEMBER 30,           0     $    0      6,000    $600,000       $      0  $  151,485    $ 7,840,738
    1995                 ============  ========== =========  =========   ===========  ===========  =============

----------------------------------------------------------------------------------------------------------------
COMPANY:
  (Unaudited)
  Initial investment
    in General
    Housing, Inc. at      2,150,000     $2,150  1,364,313    $  1,364       $130,000   $2,526,486   $         0
    December 31, 1995


    Net income                    0          0          0           0              0            0     3,514,764
    Preferred stock
        dividends                 0          0          0           0              0            0      (496,333)
        and accretion    ------------  ---------- ---------  ---------   -----------  -----------  -------------
  BALANCE, June 30, 1996  2,150,000     $2,150  1,364,313    $  1,364       $130,000   $2,526,486   $ 3,018,431
                         ============  ========== =========  =========   ===========  ===========  =============

                                             STOCK HELD IN
                                           TREASURY,  AT COST
                                    -----------------------------
                                       SHARES        AMOUNT            TOTAL
PREDECESSOR:                        -----------  ------------- --------------------
  BALANCE, DECEMBER 31,                   750      $(117,000)   $ 2,215,798
    1992

    Net income                              0              0      1,092,510
    Dividends                               0              0       (105,000)
                                    -----------  ------------- --------------------
  BALANCE, DECEMBER 31,                   750       (117,000)     3,203,308
    1993

    Net income                              0              0      2,105,608
                                    -----------  ------------- --------------------
  BALANCE, DECEMBER 31,                   750       (117,000)     5,308,916
    1994


    S corporation                           0              0     (4,084,826)
        distributions to
        stockholders
    Net income                              0              0      7,251,133
                                    -----------  ------------- --------------------
  BALANCE, DECEMBER 30,                   750      $(117,000)   $ 8,475,223
    1995                            ===========  ============= ====================
-----------------------------------------------------------------------------------
COMPANY:
  (Unaudited)
  Initial investment
    in General
    Housing, Inc. at                        0            $ 0    $ 2,660,000
    December 31, 1995

    Net income                              0              0      3,514,764
    Preferred stock dividends               0              0       (496,333)
    and accertion                   -----------  ------------- --------------------
  BALANCE, June 30, 1996                    0          $   0    $ 5,678,431
                                    ===========  ============= ====================

The accompanying notes are an integral part of these consolidated statements.

                             GENERAL HOUSING, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995

              AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996


                                                                       Predecessor                             |     COMPANY
                                            ------------------------------------------------------------------ | ----------------

                                                      Year Ended               Year Ended          Six         |       Six

                                                      December 31,             December 30,    Months Ended    |   Months Ended

                                            -------------------------------  ---------------                   |
                                                 1993             1994            1995         June 30, 1995   |  June 30, 1996
                                            --------------  ---------------  ---------------  ---------------- | ----------------
                                                                                                (Unaudited)    |   (Unaudited)
                                                                                                               |
                                                                                                               |
CASH FLOWS FROM OPERATING ACTIVITIES:                                                                          |
  Net income                                  $1,092,510      $ 2,105,608      $ 7,251,133       $ 3,489,426   |   $  3,514,764
                                            --------------  ---------------  ---------------  ---------------- | ----------------
  Adjustments to reconcile net income to                                                                       |
   net cash provided by operating                                                                              |
   activities:                                                                                                 |
    Loss from sale of property, plant, and                                                                     |
     equipment                                         0            8,703                0                 0   |              0
    Depreciation                                 146,168          291,154          483,180           224,814   |        281,043
    Amortization of intangible assets             37,199            7,955           23,661                 0   |        703,494
    Deferred income taxes                              0           23,565          (25,000)          (40,485)  |         (1,898)
    Net increase in receivables                 (138,399)      (2,201,932)      (1,246,172)       (1,246,168)  |       (358,638)
    Net increase in inventories                 (470,874)        (733,767)      (2,123,600)         (770,762)  |     (1,391,927)
    Net decrease (increase) in prepaids          104,108           74,035          (15,450)          (46,785)  |        (54,387)
    Net increase (decrease) in payables          229,375          479,243        1,505,329         1,580,758   |       (185,949)
    Net increase (decrease) in bank                                                                            |
     overdrafts                                        0                0        1,543,552                 0   |       (488,265)
    Net increase in accrued liabilities          554,633          287,575          980,971           126,328   |      3,008,382
    Other                                              3                0          (15,485)           (9,956)  |         37,922
                                            --------------  ---------------  ---------------  ---------------- | ----------------
     Total adjustments                           462,213       (1,763,469)       1,110,986          (182,256)  |      1,549,777
                                            --------------  ---------------  ---------------  ---------------- | ----------------
     Net cash provided by operating                                                                            |
      activities                               1,554,723          342,139        8,362,119         3,307,170   |      5,064,541
                                            --------------  ---------------  ---------------  ---------------- | ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:                                                                          |
  Additions to property, plant, and                                                                            |
   equipment                                    (225,006)      (1,353,381)      (1,164,203)         (216,836)  |       (157,266)
  Proceeds from sale of property, plant,                                                                       |
   and equipment                                       0           10,600                0                 0   |              0
  Other                                                0                0         (392,000)                0   |              0
                                            --------------  ---------------  ---------------  ---------------- | ----------------
     Net cash used in investing activities      (225,006)      (1,342,781)      (1,556,203)         (216,836)  |       (157,266)
                                            --------------  ---------------  ---------------  ---------------- | ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:                                                                          |
  Repayment of long-term debt                   (341,107)        (210,626)        (971,193)          (80,345)  |     (4,763,270)
  Repayment of installment promissory                                                                          |
   notes due to predecessor stockholders               0                0                0                 0   |    (16,000,000)
  Proceeds from restricted cash                        0                0                0                 0   |     16,000,000
  Proceeds from long-term debt                         0          600,000                0                 0   |              0
  Advances to acquirer                                 0                0       (3,049,919)                0   |              0
  S corporation distributions to                                                                               |
   stockholders                                        0                0       (4,084,826)                0   |              0
  Dividends                                     (105,000)               0                0                 0   |       (480,333)
                                            --------------  ---------------  ---------------  ---------------- | ----------------
    Net cash (used in) provided by                                                                             |
     financing activities                       (446,107)         389,374       (8,105,938)          (80,345)  |     (5,243,603)
                                            --------------  ---------------  ---------------  ---------------- | ----------------
NET INCREASE (DECREASE) IN CASH AND                                                                            |
 CASH EQUIVALENTS                                883,610         (611,268)      (1,300,022)        3,009,989   |       (336,328)
                                                                                                               |
CASH AND CASH EQUIVALENTS, BEGINNING OF                                                                        |
 PERIOD                                       $1,532,907      $ 2,416,517      $ 1,805,249       $ 1,805,249   |   $    505,227
                                            --------------  ---------------  ---------------  ---------------- | ----------------

CASH AND CASH EQUIVALENTS, END OF PERIOD      $2,416,517      $ 1,805,249      $   505,227       $ 4,815,238   |   $    168,899
                                            ==============  ===============  ===============  ================ | ================
SUPPLEMENTAL CASH FLOW DISCLOSURES                                                                             |
   CASH PAID FOR INTEREST                     $  138,334      $    94,927      $   135,040       $    72,471   |   $  1,396,202
                                            ==============  ===============  ===============  ================ | ================
   CASH PAID FOR INCOME TAXES                 $        0      $ 1,177,900      $   186,000       $   137,767   |   $  2,228,017
                                            ==============  ===============  ===============  ================ | ================

The accompanying notes are an integral part of these consolidated statements.

                             GENERAL HOUSING, INC.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (DATA WITH RESPECT TO JUNE 30, 1995 AND 1996 IS UNAUDITED)


 1.  ACQUISITION

     On December 21, 1995, GMH Acquisition Corp. ("GAC"), a wholly owned subsidiary of General Housing, Inc. (formerly GMH Holdings, Inc.) (the "Company") purchased all of the outstanding shares of common stock of General Manufactured Housing, Inc. (the "Predecessor"). The Company and GAC were incorporated in Delaware and were utilized for the purpose of acquiring all of the outstanding common stock of the Predecessor. Subsequent to the purchase of the Predecessor, GAC and the Predecessor were merged into one entity, General Manufactured Housing, Inc. The accompanying consolidated financial statements at December 31, 1995 assume that the acquisition was consummated after the close of business on December 30, 1995. No material transactions outside the normal course of business, other than those directly related to the acquisition, occurred from December 21, 1995 through December 30, 1995.

     The purchase price was comprised of the following:

          a. The Company issued installment promissory notes to the former stockholders of the Predecessor in the amount of $45 million. To secure payment on the notes, the Company obtained letters of credit and deposited cash of approximately $45 million into irrevocable trust accounts to collateralize such letters of credit (Note 4).

          b. The Company deposited cash of $1 million into an escrow account as assurance against certain contingencies indemnified against by the former stockholders of the Predecessor. To the extent not needed to fund any indemnifications, such cash will revert to the former stockholders of the Predecessor.

          c.   Cash consideration of approximately $750,000.

          d. The Company established an incentive plan (the "Incentive Plan") under which the former stockholders could receive up to an aggregate of $3.85 million based on the future earnings of the Company as defined in the Incentive Plan.

          e. The Company incurred approximately $2.1 million in acquisition costs.

     The cash consideration was funded through the issuance of common stock, preferred stock, warrants to purchase common stock, and debt. In addition, the Company incurred approximately $2.1 million in debt issuance costs. See Notes 3, 8, and 9 for descriptions of the terms and amounts of debt, redeemable preferred stock and stock, respectively.

     The acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Accordingly, the preliminary estimate of the purchase price has been allocated to the assets and liabilities based on their respective fair values at the date of acquisition. The resulting excess of purchase price over fair value of net assets acquired has been recorded as goodwill in the accompanying consolidated balance sheets.

     PURCHASE ACCOUNTING

     The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial positions, results of operations and cash flows of these two separate entities.

 2.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BUSINESS ACTIVITY

     The Company manufactures and distributes manufactured homes primarily throughout the southeast and has manufacturing facilities in Waycross, Georgia, and Lamar, South Carolina. The markets for the Company's products are affected by changes in industry capacity and the economy in the southeast.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION

     The Company manufactures homes pursuant to dealer orders, and sales and related transit costs are recognized upon shipment of the home to the dealer.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

     CONCENTRATION OF CREDIT RISK

     The Company's receivables are concentrated with manufactured home dealers in the southeastern United States. The Company performs credit evaluations of its customers and does not maintain an allowance for doubtful accounts as it believes that all of its receivables are collectible.

     INVENTORIES

     Inventories are valued at the lower of cost or market, cost being determined on the first-in, first-out method. At December 31, 1995, inventories purchased in connection with the acquisition of the Predecessor are stated at the Predecessor's cost, which approximated fair value upon acquisition.

     At December 31, 1994 and 1995 and June 30, 1996, inventories consisted of the following:

                                 Predecessor                 Company
                                ------------------------------------------------
                                 December 31,      December 31,      June 30,
                                     1994              1995            1996
                                --------------    --------------   -------------
                                                                    (Unaudited)
          Raw materials            $2,146,966        $3,584,864     $4,349,407
          Work in progress            304,785           419,569        479,992
          Finished goods               15,447           586,365      1,153,326
                                --------------    --------------   -------------
               Total               $2,467,198        $4,590,798     $5,982,725
                                ==============    ==============   =============

     PROPERTY, PLANT AND EQUIPMENT

     All property purchased in connection with the acquisition of the Predecessor has been recorded at the Predecessor's approximate net book value, which approximated fair value upon acquisition. Depreciation is provided using the straight-line method for financial reporting purposes based on the following estimated useful lives:

               Buildings                             31 to 36 years
               Machinery, equipment, and fixtures    3 to 10 years

     Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts. Any gain or loss from the sale or retirement of property, plant, and equipment is reflected in other (income) expense in the accompanying consolidated statements of income.

     GOODWILL

     Goodwill is being amortized over a period of forty years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company continually evaluates whether current events and circumstances warrant adjustments to the carrying amount of goodwill, based on the Company's estimates of undiscounted operating income over the remaining life of goodwill. At this time, the Company believes that no impairment has occurred.

     ACCRUED LIABILITIES

     At December 31, 1994 and 1995 and June 30, 1996, accrued liabilities consisted of the following:

                                         Predecessor             Company
                                        -------------  -------------------------
                                         December 31,   December 31,   June 30,
                                             1994           1995         1996
                                        -------------  -------------- ----------
                                                                     (Unaudited)
     Income taxes payable                  $   94,491     $  389,600  $  667,337
     Accrued payroll                          251,215        379,703     492,098
     Accrued interest                               0        131,659     736,491
     Accrued warranty costs                   195,040      1,100,000   1,374,993
     Accrued dealer-installed options         318,705        455,911     500,996
     Accrued management bonus                 452,225              0     713,188
     Incentive Compensation and other
     amounts payable to former
     stockholders of the Predecessor                0              0   1,167,002
     Accrued volume incentive plan            286,537        304,353     274,279
     Other                                    440,097      1,116,055   2,126,281
                                        -------------  -------------- ----------
                                           $2,038,310     $3,877,281  $8,052,665
                                        =============  ============== ==========

     PRODUCT WARRANTIES

     Products are warranted by the Company against manufacturing defects for a period of one year commencing at the time of retail sale. The estimated cost of such warranties is accrued at the time of sale and is reflected in selling, general and administrative expenses in the consolidated statements of income. Warranty costs were $883,601, $1,707,912, $3,118,556 for the years ended December 31, 1993 and 1994, and December 30, 1995, respectively. Warranty costs were $1,246,307 and $1,946,831 for the six months ended June 30, 1995 and 1996, respectively.

     VOLUME INCENTIVE PAYABLE

     Rebates are provided to dealers using a predetermined formula applied to the volume of homes sold to the dealers during the year. Such rebates (reflected in selling, general, and administrative expenses) are recorded at the time sales to dealers are recognized. Volume incentive rebates were $754,638, $843,735, and $1,380,707 for the years ended December 31, 1993 and 1994, and December 30, 1995, respectively. Volume incentive rebates were $726,208 and $855,686 for the six months ended June 30, 1995 and 1996, respectively.

     DEFERRED FINANCING COSTS

     Deferred financing costs represent costs to obtain financing and are amortized using both the effective interest method and the straight-line method over the terms of the related indebtedness. The effect of debt prepayments, if any, will be reflected in the amortization of deferred financing costs in the period of prepayment.

     EARNINGS PER SHARE

     Earnings per share are based on the weighted average number of common shares and equivalents outstanding. Common share equivalents consist of the incremental common shares issuable upon conversion of the convertible preferred stock and the exercise of warrants.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the immediate or short-term maturity of these financial instruments. In the opinion of management, total long-term debt recorded in the accompanying consolidated balance sheets approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.

     INTERIM FINANCIAL DATA (UNAUDITED)

     The interim financial data at June 30, 1996 and for the six months ended June 30, 1996 and 1995 is unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position and its results for the interim periods in accordance with generally accepted accounting principles.

     RECLASSIFICATIONS

     Certain 1993, 1994 and 1995 amounts have been reclassified to conform with the interim 1996 presentation.

 3.  LONG-TERM DEBT

     SENIOR SUBORDINATED NOTE

     In connection with the acquisition, the Company issued a $17,243,295 senior subordinated note under a note and warrant purchase agreement consisting of a senior subordinated note issued for cash consideration of $14,920,000 due December 21, 2002. The note bears interest at an annual rate of 10.87% through March 31, 2001 and 14.5% thereafter, payable quarterly through December 21, 2002. The discount on this note is being amortized using the effective interest method over the life of the note. During the quarter ended June 30, 1996, the Company voluntarily prepaid $2,250,000 of principal as allowed under the terms of the note.

     SECURED CREDIT AGREEMENT

     In connection with the acquisition, the Company entered into a $26 million secured credit agreement consisting of approximately $16 million in a revolving line of credit (the "line of credit") and $4 million in a term loan due January 1, 2001. This agreement also provides for a working capital facility when the line of credit has been exhausted, not to exceed $6 million. Any amounts outstanding under the working capital facility are due January 1, 2001. Availability under the line of credit declines on a quarterly basis by varying amounts until April 1, 2000, at which time any amounts outstanding under the revolving loan commitment become due and payable. Interest is determined at the time of borrowing based on the definition of loan type determined by the borrower. Based on this determination, the revolving loans and term loan bear interest which is payable monthly as follows:

          a. If a reference rate loan (as defined in the secured credit agreement), then at the sum of the reference rate in effect from time to time, plus 1.5% per annum

          b. If a London InterBank Offered Rate ("LIBOR") loan, then at the sum of LIBOR for the applicable interest period, plus 3.75% per annum

     Working capital facility loans bear interest as follows:

          a. If a reference rate loan (as defined in the secured credit agreement), then at the sum of the reference rate in effect from time to time, plus 1.25% per annum

          b. If a LIBOR loan, then at the sum of LIBOR for the applicable interest period, plus 3.5% per annum

     A commitment fee of .5% per annum is paid on any unused portion under both the working capital facility and line of credit.

     JUNIOR SUBORDINATED NOTES

     In connection with the acquisition, the Company issued $5 million in junior subordinated notes payable to three stockholders due June 30, 2003. These notes bear interest at an annual rate of 13%, payable quarterly through June 30, 2003.

     Long-term debt consists of the following:

                                                        Predecessor              Company
                                                       -------------  ---------------------------
                                                        December 31,   December 31,     June 30,
                                                            1994           1995           1996
                                                       -------------  --------------  -----------
                                                                                      (Unaudited)
     Senior Subordinated Note, net of
       discount of $2,323,295  and $2,081,941
       at December 31, 1995 and June 30,
       1996, respectively                               $        0    $14,920,000     $12,831,354




     Line of Credit                                              0     12,965,642      10,311,552

     Term Note                                                   0      4,000,000       4,000,000

     Working capital facility                                    0          1,000           1,000

     Junior Subordinated Notes                                   0      5,000,000       5,000,000

     Other                                                 579,264        857,531         836,997

     Notes payable repaid in 1995                          940,765              0               0
                                                     -------------  --------------    -----------
                                                         1,520,029     37,744,173      32,980,903

     Less current maturities                              (181,977)       (41,427)        (43,413)
                                                     -------------  --------------    -----------

             Total long-term debt                       $1,338,052    $37,702,746     $32,937,490
                                                     =============  ==============    ===========

     Maturities of long-term debt, including scheduled reductions of the line of credit and excluding the amounts payable under the installment promissory notes due to former stockholders due January 25, 1997 (Note 4), as of December 31, 1995 are as follows:

          1996                                                       $    41,427
          1997                                                         2,179,105
          1998                                                         3,882,894
          1999                                                         4,552,572
          2000                                                         6,565,569
          Thereafter                                                  20,522,606
                                                                     -----------
          Long-term debt                                             $37,744,173
                                                                     ===========

     Borrowings under the various notes payable and the secured credit agreement are collateralized by substantially all of the assets of the Company. These agreements contain certain restrictive covenants, including financial covenants which become more restrictive over time. The most restrictive covenants include, among other restrictions, (a) current ratio, as defined,
     (b) net worth, as defined, (c) net cash ratio, as defined, (d) total liabilities ratio, as defined, (e) annual interest coverage ratio, as defined, (f) limitations on the

     Company's ability to incur additional liens or debt or enter into new lease agreements, (g) certain restrictions on dividend distributions, and (h) limitations on changes of control of the Company.

 4.  INSTALLMENT PROMISSORY NOTES DUE TO FORMER STOCKHOLDERS OF THE PREDECESSOR

     In connection with the purchase of the common stock from the former stockholders of the Predecessor, the Company issued $45 million in installment promissory notes to the former stockholders due January 25, 1997, which are secured by letters of credit collateralized by restricted cash. These notes bear interest at the same rate upon which restricted cash earns interest, which is 5.57% at December 31, 1995. The restricted cash of $45 million securing the letters of credit has been placed in irrevocable trust accounts. Under the terms of the notes, the former stockholders have no recourse against the Company upon a default on the notes, other than to demand repayment under the letters of credit.

     During the quarter ended June 30, 1996, the Company prepaid $16 million of the installment promissory notes to the former stockholders.

 5.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES

     The Company leases certain machinery for use in its manufacturing process. The following schedule lists the minimum future rental payments required by the leases as of December 31, 1995:

                         1996                               $209,100
                         1997                                138,500
                         1998                                 26,300
                                                            --------
                               Total                        $373,900
                                                            ========

     The Company recorded rental expense of $49,000 $85,000 and $148,000 for the years ended December 31, 1993 and 1994, and December 30, 1995, respectively and $44,000 and $117,000 for the six months ended June 30, 1995 and 1996, respectively.

     REPURCHASE AGREEMENTS

     As is customary in the manufactured housing industry, the Company is contingently liable under the terms of repurchase agreements with various financial institutions providing inventory financing for dealers of the Company's products. Generally, the agreements provide for the repurchase of the manufactured homes from the financing institutions in the event of repossession upon a dealer's default. The contingent liability under these agreements approximates the amount financed, reduced by the resale value of any products which may be repurchased, and the risk of loss is spread over numerous dealers and financial institutions. The aggregate amount outstanding under these repurchase agreements was estimated to be approximately $25.0 million and $35.8 million at December 31, 1995 and June 30, 1996, respectively.

     INCENTIVE PLAN AND EXECUTIVE BONUS PLAN

     Under the Incentive Plan, the former stockholders of the Predecessor employed by the Company can earn up to $3,850,000 over a five year period based upon the Company achieving certain levels of earnings as defined in the Incentive Plan. As of June 30, 1996, $925,000 has been accrued in the accompanying financial statements as due to former stockholders of the Predecessor, with a corresponding amount assigned to goodwill, reflecting contingent consideration. Pursuant to the terms of the Incentive Plan, ninety percent of any unpaid amounts up to the maximum amount payable under the Incentive Plan will be paid out immediately prior to an initial public offering of the Company's common stock.

     The Company has established an executive bonus plan (the "Executive Bonus Plan") to provide incentives for its principal executives, whereby the executives may earn cash compensation should earnings of the Company exceed certain amounts, as defined in the agreement, in any fiscal year. As of June 30, 1996, the Company has accrued approximately $713,000 of bonus expense under the Executive Bonus Plan.

     OTHER

     The Internal Revenue Service is currently conducting an examination of the Predecessor's income tax returns for 1992, 1993, and 1994. Although the examination has not yet been completed, the former stockholders of the Predecessor have indemnified the Company against any possible federal, state, or local tax contingencies which might arise from preacquisition circumstances or positions taken on tax returns.

     During 1995, an individual filed an action against the Company in Ware Superior Court, Georgia, seeking damages of $2,500,000 for personal injury and loss of consortium. The cause of action arises from an incident where the individual, while working for his employer, a subcontractor hired by a contractor working for the Company, fell and injured himself on the Company's premises. Although this matter is still in the discovery process, the Company plans to contest it vigorously.

     The Company is party to other various legal proceedings generally incidental to its business. Management does not believe that the resolution or settlement of the legal proceeding described above and any or all of such other proceedings would have a material adverse effect on the financial condition or liquidity of the Company.

 6.  INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS No. 109. SFAS No. 109 requires the determination of deferred income taxes using the liability method under which deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted regular tax rate expected to apply to the taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

     Effective January 1, 1995, the Predecessor elected S corporation status for income tax purposes, except with respect to the State of Georgia, where the Predecessor was operating under C corporation status. The taxable income or loss of an S corporation is included in the individual income tax returns of the Company's stockholders. Accordingly, no income tax amounts were included in the Predecessor's financial statements for 1995 other than amounts related to the State of Georgia, where the Predecessor operated under C corporation status. The Company is a C corporation.

     The provision for income taxes for the respective periods is as follows:

                                             Predecessor                           Company
                         -----------------------------------------------------   -----------
                                                                   Six Months     Six Months
                                  Year Ended          Year Ended      Ended          Ended
                                 December 31,        December 30,   June 30,       June 30,
                         --------------------------
                             1993          1994         1995         1995            1996
                         ------------  ------------  -----------  ------------   -----------
                                                                  (Unaudited)    (Unaudited)
Federal income taxes:
  Current                    $569,483    $1,086,419    $      0     $      0     $2,078,245
  Deferred                          0        23,565           0            0         (1,898)
                         ------------  ------------  -----------  ------------   -----------
                              569,483     1,109,984           0            0      2,076,347
                         ------------  ------------  -----------  ------------   -----------
State income taxes:
  Current                     100,500       185,973     490,000      267,113        392,225
  Deferred                          0             0     (25,000)     (40,845)             0
                         ------------  ------------  -----------  ------------   -----------
                              100,500       185,973     465,000      226,268        392,225
                         ------------  ------------  -----------  ------------   -----------
  Total Provision            $669,983    $1,295,957    $465,000     $226,268     $2,468,572
                         ============  ============  ===========  ============   ===========

     The provisions for income taxes differ from the amounts computed by applying the federal statutory rates due to the following:

                                                            Predecessor                                Company
                                    ------------------------------------------------------------   ---------------
                                             Year Ended           Year Ended        Six Months        Six Months
                                            December 31,         December 30,         Ended             Ended
                                    --------------------------
                                        1993          1994           1995         June 30, 1995     June 30, 1996
                                    ------------  ------------   ------------    ---------------   ---------------
                                                                                   (Unaudited)       (Unaudited)
Tax provision at the federal
  statutory  rate                     $599,248      $1,156,532     $      0          $      0         $2,033,186
State income taxes, net of
  federal benefit                      66,330          124,788      465,000           226,268            258,869
Goodwill amortization                       0                0            0                 0            186,360
Other                                   4,405           14,637            0                 0             (9,843)
                                    ------------  ------------   ------------    ---------------   ---------------
     Total Provision                  $669,983      $1,295,957     $465,000          $226,268         $2,468,572
                                    ============  ============   ============    ===============   ===============

     The tax effect of temporary differences which create deferred tax assets (liabilities) at December 31, 1994 and 1995 and June 30, 1996 are as follows:

                                     Predecessor               Company
                                    --------------  ---------------------------
                                     December 31,    December 31,    June 30,
                                         1994            1995          1996
                                    --------------  --------------  -----------
                                                                    (Unaudited)
       Deferred tax assets:
       Warranty accrual                 $  74,022       $ 456,000    $ 484,470
       Vacation accrual                    46,740          49,377       49,377
       Other                                   --          34,623       46,011
                                    --------------  --------------  -----------
         Total deferred assets            120,762         540,000      579,858
       Deferred tax liabilities:
       Depreciation                      (101,310)       (180,000)    (217,960)
       Other                              (59,937)
                                    --------------  --------------  -----------
         Total deferred liabilities      (161,247)       (180,000)    (217,960)
                                    --------------  --------------  -----------
         Net deferred asset
           (liability)                  $ (40,485)      $ 360,000    $ 361,898
                                    --------------  --------------  -----------

 7.  RELATED-PARTY TRANSACTIONS

     M/H Retail, Inc. is a company controlled by a minority stockholder which provides warranty services for the Company. The Company made payments to M/H Retail, Inc. for warranty services of approximately $660,000, $1,249,000 and $2,213,000 for fiscal 1993, 1994, and 1995, respectively, and $992,000 and $1,590,000 for the six months ended June 30, 1995 and 1996, respectively. The Company sells materials used for warranty service to M/H Retail, Inc. from time to time. Amounts due from M/H Retail, Inc. of approximately

     $108,000 and $368,000 as of December 31, 1994 and 1995 were recorded as receivables in the accompanying consolidated balance sheets. Amounts due from M/H Retail, Inc. of approximately $446,000 were recorded as receivables in the accompanying consolidated balance sheet at June 30, 1996.

     In connection with the acquisition of the Predecessor, the Company entered into a 15-year agreement with a company controlled by certain of its stockholders to provide general management services to the Company. The agreement is cancelable upon the occurrence of certain events, and payments under the agreement are subordinate to the claims of certain stockholders and debt holders of the Company. The base annual management fee is $250,000, payable in quarterly installments in arrears, and up to $500,000 may be paid under the agreement if certain perfomance goals are met. The total annual management fee is subject to certain adjustments based on inflation and the occurrence of certain future events. Also, in connection with the acquisition, the Company paid a fee of approximately $500,000 upon closing which was included in acquisition costs.

     In connection with the acquisition, the Company issued $5 million of Junior Subordinated Notes (Note 3), 8,000,000 shares of Redeemable Preferred Stock (Note 8) and 750,000 shares of Series B preferred stock (Note 9) to common stockholders.

 8.  REDEEMABLE SERIES A PREFERRED STOCK

     Each share of Redeemable Preferred Stock is not convertible, is nonvoting (except in certain circumstances, as defined), and has a par value of $.001 per share and a liquidation value of $1 per share; 8,000,000 shares are authorized, issued, and outstanding. Holders of the Redeemable Preferred Stock are entitled to receive quarterly dividends at an annual rate of twelve cents per share. Such dividends are cumulative, and the holders of Redeemable Preferred Stock shall be entitled to receive dividends and distributions prior and in preference to any dividends or distributions on the Series B preferred stock, Class A common stock, Class B common stock, or Class C common stock. The Redeemable Preferred Stock was recorded on the accompanying consolidated balance sheet at its fair value on the issue date. The difference between the fair value and the liquidation value is being accreted to the mandatory redemption date of December 31, 2003 using the effective interest method. Once redeemed, the Redeemable Preferred Stock must be canceled and may not be reissued.

 9.  STOCKHOLDERS' EQUITY

     The following are the major terms of the Company's stockholders' equity.

     SERIES B PREFERRED STOCK

     Each share of Series B preferred stock is voting (as discussed below) and has a par value of $.001 per share; 2,150,000 shares are authorized, issued, and outstanding. The holders of Series B preferred stock shall not be entitled to receive dividends on such shares. The holders of Series B preferred stock and Class C common stock shall be entitled to receive prior and in preference to any liquidating dividends and distributions to the holders of Class A and Class B common stock the amount of $1 per share and will then participate proportionately with the holders of the Class A and Class B common stock. The holders of Series B preferred stock shall be entitled to the number of votes as are equal to the number of shares of Class C common stock into which such holders' shares of Series B preferred stock could be converted at the record date. Each share of Series B preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance of such shares into such number of shares of Class C common stock as is determined by dividing the initial Series B conversion price by the Series B conversion price in effect at the conversion date. At the option of the Company, Series B preferred stock shall be converted into one or more shares of Class A common stock (as determined by applicable conversion prices) upon a public offering of the Company's stock, provided that the holders of the Series B preferred stock are first paid their liquidation preference of $1 per share.

     CLASS A COMMON STOCK

     Each share of Class A common stock is voting and has a par value of $.001 per share; 4,375,000 shares are authorized, and 1,656,250 shares are issued and outstanding. Upon certain transfers of Class A common stock to holders of Class B common stock, such shares of Class A common stock shall be converted into the same number of shares of Class B common stock so being transferred.

     CLASS B COMMON STOCK

     Each share of Class B common stock is nonvoting, except as defined in the certificate of incorporation, and has a par value of $.001 per share; 787,500 shares are authorized, none of which are issued and outstanding. Upon certain transfers of Class B common stock or upon the sale of any shares of common stock of the Company pursuant to certain registered or qualified offerings, each share of Class B common shares will be converted into a share of Class A common stock.

     CLASS C COMMON STOCK

     Each share of Class C common stock is voting and has a par value of $.001 per share; 2,150,000 shares are authorized, none of which are issued and outstanding. The holders of Series B preferred stock and Class C common stock shall be entitled to receive prior and in preference to any liquidating dividends and distributions to the holders of Class A and Class B common stock the amount of $1 per share and will then participate proportionately with the holders of the Class A and Class B common stock. Class C common stock shall be converted into one share of Class A common stock, at the option of the Company, upon a public offering of the Company's stock, provided that the holders of Class C common stock are first paid their liquidation preference of $1 per share.

     STOCK WARRANTS

     In connection with the financing of the acquisition, the Company issued stock warrants to the Senior Subordinated Note holder and certain individuals. Under the terms of the warrants, the warrant holders have the rights to purchase 350,000 and 218,750 shares of the

     Company's common stock, respectively, for a purchase price of $.01 per share at any time until December 21, 2002 and December 21, 2003, respectively. Pursuant to an investors' rights agreement (the "Rights Agreement"), the Senior Subordinated Note holder has a put option which requires the Company to purchase the warrants back at a price based on fair market value (as defined in the Rights Agreement) of the common stock.

     The warrants are recorded in the accompanying consolidated balance sheets at the estimated fair value on the issue date.

     PUT AND CALL OPTIONS

     Certain stockholders, pursuant to the Rights Agreement, have a put option to require the Company to purchase all of their outstanding common shares at any time and from time to time commencing December 30, 2003; 1,968,750 such shares (1,218,750 common shares and 750,000 Series A preferred shares) are outstanding at January 1, 1996. Upon exercise of the put option, the Company shall pay a price per share equal to the fair market value (as defined in the Rights Agreement) determined as of the date of the put notice. At any time commencing December 30, 2004, the Company may elect to purchase all of the aforementioned shares at a price equal to the fair market value determined as of the date of the call notice.

 10. SUBSEQUENT EVENTS

     On October 16, 1996, the Company's Board of Directors (the "Board") authorized a new class of common stock with 20,000,000 shares authorized into which Class A common stock will be converted and a .823736264 for one reverse stock split to be effected prior to the Company's planned initial public offering. All share and earnings per share data of the Company in the accompanying financial statements have been retroactively adjusted to reflect the stock split. In addition, the Board authorized changing the name of the Company to General Housing, Inc. The Board also authorized the implementation of an executive stock option plan providing for the issuance of up to 461,500 shares of the Company's common stock to key employees of which options for 208,000 shares will be granted at an exercise price equal to the initial public offering price.

 11. INITIAL PUBLIC OFFERING AND PRO FORMA SUPPLEMENTAL INFORMATION (UNAUDITED)

     The Company is planning an initial public offering ("Offering") of 2,000,000 shares of the Company's common stock. The Company intends to use the net proceeds of such Offering, which are expected to be approximately $23,400,000 based on an assummed offering price of $13 per share, for redemption of the Redeemable Preferred Stock held by certain stockholders and repayment of certain outstanding indebtedness (including the Junior Subordinated Notes payable to certain stockholders). Immediately prior to the closing of the offering, the Company plans to convert the Incentive Plan into $4,000,000 in promissory notes to be paid in equal installments on April 1, 1997 and April 1, 1998, restructure its capital stock so that all issued and outstanding shares of Class A common stock are exchanged for newly created common stock, exercise its right to convert the

     Series B preferred stock into the newly created common stock and satisfy the liquidation preference requirements of $2,150,000 on the Series B preferred stock through issuance of shares of the newly created common stock. In addition, the Rights Agreement providing for put and call options on shares of the Company's stock is expected to be terminated.

     In the fiscal quarter in which the restructuring and the Offering are consummated, the Company will record the following non-cash charges to net income prior to determining earnings per share: (1) $2,150,000 resulting from payment of the liquidation preference on the Series B preferred stock as noted above, and (2) approximately $264,000 resulting from the redemption of the Series A preferred stock, representing the difference between the consideration received upon issuance (plus accretion) and the redemption price. In addition, at the same time, the Company will record an extraordinary after-tax charge to income of approximately $446,000 resulting from the prepayment of a substantial portion of the Company's outstanding long-term debt.

     PRO FORMA INFORMATION AND SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

     The unaudited pro forma net income for the year ended December 30, 1995 and for the six months ended June 30, 1995 is based on the pro forma provision for income taxes which would have resulted assuming the Company was taxed as a C corporation rather than as an S corporation.

     The unaudited supplemental pro forma earnings per share is based on pro forma income adjusted to give effect to the reduction in interest costs, net of the tax effect, (approximately $510,000 in the period ended June 30, 1996) and the elimination of the Redeemable Preferred Stock dividend and accretion (approximately $496,000 in the period ended June 30, 1996) which would have resulted assuming application of the net proceeds from the proposed Offering to repay certain indebtedness of the Company and to redeem the Redeemable Preferred Stock as if such repayment occurred as of January 1, 1995. The number of shares used in the computation of unaudited supplemental pro forma earnings per share is the weighted average number of common and common equivalent shares outstanding increased by the estimated number of additional shares issued in connection with the offering, assuming the estimated net proceeds of $23,400,000 are required to be used to repay such indebtedness and to redeem Redeemable Preferred Stock.

                             GENERAL HOUSING, INC.

                   UNAUDITED PRO FORMA FINANCIAL INFORNATION



The following unaudited pro forma consolidated financial statements have been prepared giving effect to the Acquisition, the Restructuring and the Offering. The pro forma consolidated balance sheet as of June 30, 1996 assumes that the Restructuring and the Offering had occurred on that date. The pro forma consolidated statements of income for the year ended December 30, 1995 and the six months ended June 30, 1996 give effect to the Acquisition, the Restructuring and the Offering as if such events had occurred on January 1, 1995 .

The unaudited pro forma consolidated financial statements do not purport to represent the results of operations or financial position had the above events in fact occurred on such dates nor does such information give effect to any events other than those events referred to above and those events discussed in the notes to the unaudited pro forma consolidated financial statements below. Moreover, the unaudited pro forma consolidated financial statements are not intended to be indicative of future results of operations or financial performance of the Company.

                             General Housing, Inc.

                Unaudited Pro Forma Consolidated Balance Sheet

                                 June 30, 1996

                 (Dollars in Thousands, Except Per Share Data)

                                                                                            Pro Forma
                                                                Restructuring                For the          Offering
                                                 Historical     Adjustments               Restructuring      Adjustments
                                             -------------------------------------------------------------------------------

Current assets:
Cash and cash equivalents                    $           169            6 (a)             $           175
Accounts receivable                                    4,989                                        4,989
Inventories                                            5,983                                        5,983
Deferred income taxes                                 39,858                                          580
Prepaid items                                             90                                           90
                                             ----------------                             ----------------
     Total current assets                             11,811                                       11,817
                                             ----------------                             ----------------
                                             ----------------                             ----------------
Property, plant and equipment, net                     4,081                                        4,081
                                             ----------------                             ----------------

Restricted cash & cash equivalents                    30,000                                       30,000
Goodwill                                              39,910        3,075 (b)                      42,985
Deferred financing costs                               1,918                                        1,918         (581) (f)
Other assets                                             330                                          330
                                             ----------------                             ----------------
   TOTAL ASSETS                                       88,050                                       91,131
                                             ================                             ================

Current liabilities:
Accounts payable                                       3,329                                        3,329
Bank overdrafts                                        1,055                                        1,055
Accrued liabilities                                    8,054         (925)(b)                       7,129
Current portion of long-term debt                         43        2,000 (b)                       2,043
                                             ----------------                             ----------------
     Total current liabilities                        12,481                                       13,556
                                             ================                             ================

Long-term debt                                        32,937        2,000 (b)                      34,937      (15,230) (g)
Deferred income taxes                                    218                                          218
Promissory notes to predecessor stockholders          29,000                                       29,000
                                             ----------------                             ----------------
     Total liabilities                                74,636                                       77,711
                                             ----------------                             ----------------
                                             ----------------                             ----------------

Redeemable preferred stock                             7,736                                        7,736       (7,736) (g) (h)

Stockholders' equity:
Preferred stock, series B                                  2           (2)(c)                           -
Common stock                                               2            2 (a) (c) (d) (e)               4            2  (g)
Warrants                                                 130         (130)(a)                           -
Paid-in capital                                        2,526        2,286 (a) (d) (e)               4,812       23,428  (g)
Retained earnings                                      3,018       (2,150)(d)                         868       (1,045) (f) (h) (i)
                                             ----------------                             ----------------
                                                       5,678                                        5,684
                                             ----------------                             ----------------
                                             ----------------                             ----------------
                                             $        88,050                              $        91,131
                                             ================                             ================

                                                      Pro Forma
                                                 For the Restructuring
                                                     and Offering
                                             ---------------------------
Current assets:
Cash and cash equivalents                        $           175
Accounts receivable                                        4,989
Inventories                                                5,983
Deferred income taxes                                        580
Prepaid items                                                 90
                                                 ----------------
     Total current assets                                 11,817
                                                 ----------------
                                                 ----------------
Property, plant and equipment, net                         4,081
                                                 ----------------

Restricted cash & cash equivalents                        30,000
Goodwill                                                  42,985
Deferred financing costs                                   1,337
Other assets                                                 330
                                                 ----------------
   TOTAL ASSETS                                           90,550
                                                 ================

Current liabilities:
Accounts payable                                           3,329
Bank overdrafts                                            1,055
Accrued liabilities                                        7,129
Current portion of long-term debt                          2,043
                                                 ----------------
     Total current liabilities                            13,556
                                                 ================

Long-term debt                                            19,707
Deferred income taxes                                        218
Promissory notes to predecessor stockholders              29,000
                                                 ----------------
     Total liabilities                                    62,481
                                                 ----------------
                                                 ----------------

Redeemable preferred stock                                     -

Stockholders' equity:
Preferred stock, series B                                      -
Common stock                                                   6
Warrants                                                       -
Paid-in capital                                           28,240
Retained earnings                                           (177)
                                                 ----------------
                                                          28,069
                                                 ----------------
                                                 ----------------
                                                 $        90,550
                                                 ================

Note 1: The above pro forma balance sheet gives effect to the following pro forma adjustments necessary to reflect the planned Restructuring (the conversion of the Series B Preferred Stock into Common Stock, the conversion of the Incentive Plan into promissory notes and the exercise of outstanding warrants to purchase Common Stock, as described under "Certain Transactions -- The Restructuring" ) and the Offereing, as if these events had occurred on that date.

(a) Reflects the issuance of 568,750 shares of Common Stock upon the exercise of outstanding warrants at an exercise price of $.01 per share.
     Results in an increase in cash ($6), increase in common stock ($0.569), increase in paid in capital ($135), and a decrease in warrants ($130).
(b) Reflects the issuance of $4,000 in notes issued in connection with the conversion of the Incentive Plan. Results in a net increase in goodwill of $3,075 in addition to $925 accrued during the six months ended June 30, 1996 under the original terms of the Incentive Plan. The notes bear interest at 9% per annum and are payable in equal installments on April 1, 1997 and 1998.
(c) Reflects the conversion of the Series B Preferred Stock ($2) to Common Stock ($2).
(d) Reflects the issuance of 165,385 shares of Common Stock at an assummed offering price of $13 per share in payment of the $2,150 liquidation preference on the Series B Preferred Stock conversion. Results in an increase in common stock ($.165), increase in paid-in capital ($2,150), and a decrease in retained earnings ($2,150).
(e) Reflects the effect of the reverse stock split on Common Stock ($.771) and paid-in capital ($.771).
(f) Reflects the reduction in deferred financing costs ( approximately $581) due to the early repayment of debt with proceeds from the Offering.
(g) Reflects the issuance of 2,000,000 shares of Common Stock at an assummed initial public offering price of $13 per share and the application of the estimated net proceeds therefrom. Results in an increase in Common Stock ($2) and paid-in capital ($23,428).
(h) Reflects a charge to net income available to common stockholders ($264) equal to the difference between the consideration received upon issuance of the Redeemable Preferred Stock (plus accretion) and the redemption price.
(i) Reflects estimated prepayment penalty of approximately $200 associated with the early retirement of debt.

                             GENERAL HOUSING, INC.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

            (Dollars in Thousands, Except Share and Per Share Data)

                                                                    Year ended December 30, 1995
                               ----------------------------------------------------------------------------------------------------
                                                                                                                 Pro Forma for the
                                                                            Pro Forma for the                      Acquisition,
                                                Acquisition  Restucturing    Acquisition and      Offering       Restructuring and
                                Predecessor    Adjustments    Adjustments    Restructuring        Adjustments        Offering
                               -------------   ------------  ------------   -----------------     -----------    ------------------
Income Statement Data:

Net sales                        $90,673                                          $   90,673                          $   90,673
Cost of goods sold                69,573                                              69,573                              69,573
                               ------------   ------------  ------------   -----------------     -----------    ------------------
Gross Profit                      21,100                                              21,100                              21,100
Goodwill amortization               -             981  (a)         100 (f)             1,081                               1,081
Selling, general, and
 administrative
   expenses                       13,154       (1,198) (b)                            11,956                              11,956
                               ------------   -----------   -----------    -----------------     -----------    ------------------
Income from operations             7,946          217             (100)                8,063                               8,063
Interest expense                     283        4,704  (c)         360 (g)             5,347         (1,645) (i)           3,702
Other income                         (53)                                               (53)                                 (53)
                               ------------   ------------   -----------    -----------------     -----------    ------------------
Income before income taxes         7,716       (4,487)            (460)                2,769          1,645                4,414
Provision for income taxes           465        1,135  (d)        (137)(h)             1,463            625  (j)           2,088
                               ------------   ------------   -----------    -----------------     -----------    ------------------
Net income                         7,251       (5,622)            (323)                1,306          1,020                2,326

Preferred stock dividends                        (988) (e)                              (988)           988  (k)
                               ------------   ------------   -----------    -----------------     -----------    ------------------

Net income available to
common stockholders               $7,251      ($6,610)           ($323)               $  318        $ 2,008                2,326
                               ============   ============   ===========    =================     ===========    ==================
Net Income per common share                                                          $ 0.08                          $      0.40

Weighted Average Shares (l)                 3,603,846          165,385             3,769,231      2,000,000            5,769,231

Note 1: The above statement for the year ended December 30, 1995 gives effect to the following pro forma adjustments nececessary to reflect the acquistion of General Manufactured Housing, Inc. (the "Predecessor") by the Company; the planned Restructuring (the conversion of the Series B Preferred Stock into Common Stock, the conversion of the Incentive Plan into promissory notes and the exercise of outstanding warrants to purchase Common Stock, as described under "Certain Transactions -- The Restructuring") and the Offering, as if these events had taken place as of January 1, 1995. Pro forma adjustments do not reflect nonrecurring adjustments associated with the Restructuring and the Offering, including an extraordinary loss associated with the early retirement of debt ( approximately $446 net of tax effect), and charges to income available to common stockholders for accretion to redemption amount on Redeemable Preferred Stock ($264) and the issuance of Common Stock in payment of the liquidation preference relating to the Series B Conversion ($2,150) .
(a) Reflects amortization expense of goodwill over a life of 40 years. The acquisition was accounted for as a purchase business combination pursuant to Accounting Principles Board Opinion No. 16. The excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed was recorded as goodwill.
(b) Reflects the reduction of management compensation expense ($1,855) and the recording of management fees ($500) and other general and administrative expenses ($157). Management compensation eliminated represents the amount of compensation paid to management in 1995 which would not have been paid had the current executive bonus plan been in place. Management fees and other general and administrative expenses represent increased expenses for certain management, adminstrative and other recurring expenses resulting from the Acquisition.
(c) Reflects additional interest expense ($4,278) and amortization of deferred financing costs ($426) resulting principally from debt incurred by the Company to effect the Acquistion.
(d) The Predecessor operated as an S corporation for federal income tax purposes during 1995. The adjustment reflects a provision for federal income taxes at 34% to provide for taxes as if the Predecessor had been taxed as a C corporation during 1995, less the tax benefits of the pro forma adjustments described above.
(e) Reflects the dividend requirements on the Redeemable Preferred Stock ($960) and the accretion on the Redeemable Preferred Stock ($28). 8,000,000 shares of the Redeemable Preferred Stock were issued in connection with the Acquisition for cash consideration of $7,720.
(f) Reflects increased amortization expense resulting from increased goodwill ($4,000) related to the conversion of the the Incentive Plan into promissory notes, which is being amortized over 40 years.
(g) Reflects increased interest expense associated with the $4,000 promissory notes issued pursuant to the Incentive Plan conversion.
(h)  Reflects the tax effect of the Restructuring adjustments.
(i) Reflects decreased interest expense related to debt to be retired with a portion of the proceeds of the Offering.
(j) Reflects the income tax effect of the Offering adjustments at a rate of 38 %
(k) Reflects the elimination of the dividend requirement and the accretion on the Redeemable Preferred Stock which will be redeemed with a portion of the proceeds of the Offering.
(l) Weighted average shares for the Company reflect the reverse stock split to be effected immediately prior to the closing of the Offering and the issuance of Common Shares in connection with the Acquisition, the Restructuring and the Offering

                             GENERAL HOUSING, INC.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

            (Dollars in Thousands, Except Share and Per Share Data)

                                                                 Six Months Ended June 30, 1996
                                    -------------------------------------------------------------------------------------------
                                                                                                               Pro Forma for
                                                     Restructuring   Pro Forma for the         Offering     the Restructuring
                                        Company       Adjustments      Restructuring          Adjustments      and Offering
                                    -------------    -------------   ------------------     ---------------  ------------------
Income Statement Data:

Net sales                               $65,754                                $65,754                               $   65,754
Cost of goods sold                       48,352                                 48,352                                   48,352
                                    -------------    --------------   -----------------     ---------------    ----------------
Gross profit                             17,402                                 17,402                                   17,402
Goodwill amortization                       490                 50 (a)             540                                      540
Selling, general, and administrative
   expenses                               8,519                                  8,519                                    8,519
                                    -------------    --------------   -----------------     ---------------     ---------------
Income from operations                    8,393                (50)              8,343                                    8,343
Interest expense                          2,367                180 (b)           2,547                (823) (d)           1,724
Other expense                                43                                     43                                       43
                                    -------------    --------------   -----------------     ---------------     ---------------
Income before income taxes                5,983               (230)              5,753                 823                6,576
Provision for income taxes                2,468                (69)(c)           2,399                 313  (e)           2,712
                                    -------------    --------------   -----------------     ---------------     ---------------
Net income                                3,515               (161)              3,354                 510                3,864

Preferred stock dividends                   496                                    496                (496) (f)               0
                                   -------------    ---------------   ----------------      --------------      ---------------
Net income available to
common stockholders                      $3,019              ($161)            $ 2,858             $ 1,006               $3,864
                                   =============    ===============   ================      ==============      ===============
Net Income per common share              $ 0.84                                $  0.76                                   $ 0.67

Weighted Average Shares (g)           3,603,846            165,385           3,769,231           2,000,000            5,769,231

Note 1: The above statement for the six months ended June 30, 1996 gives effect to the following pro forma adjustments nececessary to reflect the planned Restructuring (the conversion of the Series B Preferred Stock into Common Stock, the conversion of the Incentive Plan into promissory notes and the exercise of outstanding warrants to purchase Common Stock, as described under "Certain Transactions -- The Restructuring") and the Offering, as if these events had taken place as of January 1, 1995. Pro forma adjustments do not reflect nonrecurring adjustments associated with the Restructuring and the Offering, including an extraordinary loss associated with the early retirement of debt ( approximately $446 net of tax effect), and charges to income available to common stockholders for accretion to redemption amount on Redeemable Preferred Stock ($264) and the issuance of Common Stock in payment of the liquidation preference relating to the Series B Conversion ($2,150).
(a) Reflects increased amortization expense resulting from increased goodwill ($4,000) related to the conversion of the the Incentive Plan into promissory notes, which is being amortized over 40 years.
(b) Reflects increased interest expense associated with the $4,000 promissory notes issued under the Incentive Plan conversion.
(c)  Reflects the tax effect of the Restructuring adjustments.
(d) Reflects decreased interest expense related to debt to be retired with a portion of the proceeds of the Offering.
(e) Reflects the income tax effect of the Offering adjustments at a rate of 38 %.
(f) Reflects the elimination of the dividend requirement and the accretion on the Redeemable Preferred Stock which will be redeemed with a portion of the proceeds of the Offering.
(g) Weighted average shares for the Company reflect the reverse stock split to be effected immediately prior to the closing of the Offering and the issuance of Common Shares in connection with the Acquisition, the Restructuring and the Offering

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               _________________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary......................................................
Risk Factors............................................................
Use of Proceeds.........................................................
Dividend Policy.........................................................
Capitalization..........................................................
Dilution................................................................
Selected Consolidated Financial Data
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.............................................................
Business................................................................
Management..............................................................
Certain Transactions....................................................
Principal Stockholders..................................................
Description of Capital Stock............................................
Shares Eligible for Future Sale.........................................
Underwriting............................................................
Legal Matters...........................................................
Experts.................................................................
Additional Information..................................................
Index to Consolidated Financial Statements       .......................     F-1

                        ______________________________

UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                               2,000,000 SHARES



                                  [GMH Logo]



                                 COMMON STOCK



                                ________________

                                   PROSPECTUS
                                ________________





                         RAUSCHER PIERCE REFSNES, INC.

                            OPPENHEIMER & CO., INC.


                                        , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table is an itemized listing of expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC Registration fee and the NASD filing fee:

              SEC Registration Fee ...................   $9,758.00
              NASD Filing Fee ........................    3,720.00
              Printing and Engraving Costs ...........           *
              Legal Fees and Expenses ................           *
              Accounting Fees and Expenses ...........           *
              Transfer Agent and Registrar Fees.......           *
              Blue Sky Fees and Expenses .............           *
              NASDAQ Listing .........................
              Miscellaneous ..........................           *
                                                        ----------

                       Total                            $        *
                                                        ==========

              _______________
              *  To be furnished by amendment.

ITEM 14.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any director or officer against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in defense of any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) arising by reason of the fact that he/she is or was an officer or director, if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, it is determined that he/she had no reasonable cause to believe his/her conduct was unlawful. Section 145 also provides that a corporation may indemnify any such officer or director against expenses incurred in an action by or in the right of the corporation if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless allowed by the court in which such action is brought. This statute requires indemnification of such officers and Directors against expenses to the extent they may be successful in defending any such action. The statute also permits purchase of liability insurance by the Company on behalf of its officers and Directors.

       Article FIFTH of the Company's Certificate of Incorporation and Article IV Section 2 of its Amended and Restated By-laws (collectively its "charter documents") generally provide for the indemnification of and advancement of litigation expenses to the Company's directors, officers, employees and agents to the fullest extent permitted by the DGCL against all liabilities, losses and expenses incurred in connection with any action, suit or proceeding in which any of them become involved by reason of their service rendered to the Company or, at its request, to another entity; provided that it is determined, in connection with any civil action, that the indemnitee acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company's best interests, and in connection with any criminal proceeding, that the indemnitee had no reasonable cause to believe his or her conduct was unlawful. These provisions of the Company's charter documents are not exclusive of any other indemnification rights to which an indemnitee may be entitled, whether by contract or otherwise. The Company may also purchase liability insurance on behalf of its Directors and officers, whether or not it would have the obligation or power to indemnify any of them under the terms of its charter documents or the DGCL. The Company has applied for and intends to maintain liability insurance for the benefit of its directors and officers for serving in such capacities.

       Reference is made to the Underwriting Agreement filed as Exhibit 1.1 hereto for provisions relating to the indemnification of the Underwriters and persons who control the Underwriters within the meaning of Section 15 of the Securities Act of 1933, and to indemnification of the Company by the Underwriters.

ITEM 15.       RECENT SALES OF UNREGISTERED SECURITIES

       On December 21, 1995, in connection with the acquisition of all of the issued and outstanding stock of General Manufactured Housing, Inc., the Registrant issued and sold to nine accredited investors an aggregate of (i) $17,243,295 of Senior Subordinated Notes for a purchase price of approximately $14,920,000; (ii) $5,000,000 of Junior Subordinated Notes; (iii) 8,000,000
shares of Redeemable Preferred Stock at a purchase price of $.97 per share; (iv) 2,150,000 shares of Series B Convertible Preferred Stock at a purchase price of approximately $1.00 per share; (v) 1,218,750 shares of Common Stock at a purchase price of approximately $0.23 per share; and (vi) warrants to purchase 568,750 shares Common Stock at an exercise price of $0.01 per share. As part of the same transaction, the Company issued an aggregate of 437,500 shares of Common Stock to members of management and other key employees of the Company at a purchase price of approximately $0.23 per share. The aggregate consideration received by the Registrant for the issuance of such notes and the sale of such shares and warrants was $30,252,188, including the purchase price for the warrants.

       The securities issued in the transaction described above were exempt from registration under the Securities Act of 1933, as amended (the "Act"), in reliance on Section 4(2) of the Act as a transaction by an issuer not involving any public offering. In such transaction, the recipients of securities had adequate access to information about the Registrant, and appropriate legends regarding the restricted nature of such securities were affixed to the certificates representing such securities.

ITEM 16.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a)     Exhibits

               See the Exhibit Index immediately following the consolidated financial statement schedules.

       (b)     Consolidated Financial Statement Schedules

          Schedule Number          Description
          ---------------          -----------

                2 Valuation and qualifying accounts for the years ended December 31, 1993 and 1994 and December 30, 1995.

          Schedules other than those listed above have been omitted since they are either not required or are not applicable because the required information is shown in the consolidated financial statements or related notes.


ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., on October 17, 1996.

                                     GENERAL HOUSING, INC.



                                     By  s/Samuel P. Scott
                                        ----------------------------------
                                         Samuel P. Scott
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer


     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Samuel P. Scott, J. Wayne Roberts, and Gary M. Brost, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

          Signature                      Title                             Date
          ---------                      -----                             ----
s/Samuel P. Scott                Chairman of the Board of Directors        October 17, 1996
-----------------------------
       Samuel P. Scott           and Chief Executive Officer
                                 (Principal Executive Officer)

  s/J. Wayne Roberts             Vice President, Treasurer and Chief       October 17, 1996
-----------------------------
       J. Wayne Roberts          Financial Officer (Principal Financial
                                 and Accounting Officer)

  s/Gary M. Brost                Director                                  October 17, 1996
-----------------------------
       Gary M. Brost

  s/James C. DelZoppo            Director                                  October 17, 1996
-----------------------------
       James C. DelZoppo

  s/Dennis C. Martin             Director                                  October 17, 1996
-----------------------------
       Dennis C. Martin

                                 Director                                  October 17, 1996
-----------------------------
       Donald R. Mossey

  s/James A. Parsons             Director                                  October 17, 1996
-----------------------------
       James A. Parsons

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To General Housing, Inc.:

We have audited in accordance with generally accepted auditing standards, the consolidated balance sheet of General Housing, Inc., as of December 31, 1995 and the financial statements of General Manufactured Housing, Inc. for the year ended December 30, 1995 and as of and for the year ended December 31, 1994, included in this registration statement and have issued our report thereon dated January 26, 1996. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) of Part II of the registration statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                   ARTHUR ANDERSEN LLP


Jacksonville, Florida
January 26, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT



To the Board of Directors and Stockholders of General Manufactured Housing, Inc.:

I have audited in accordance with generally accepted auditing standards, the financial statements of General Manufactured Housing, Inc. for the year ended December 31, 1993, included in this registration statement and have issued my report thereon dated January 24, 1994. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) of Part II of the registration statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            EARL A. LAWSON



Blackshear, Georgia
January 24, 1994

                                                                     SCHEDULE II



                             GENERAL HOUSING, INC.


             VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED
               DECEMBER 31, 1993 AND 1994 AND DECEMBER 30, 1995

                                     BALANCE AT    PROVISIONS                   BALANCE AT
       VALUATION ALLOWANCE FOR       BEGINNING     CHARGED TO                    END OF
            WARRANTY COSTS           OF PERIOD      EXPENSE      DEDUCTIONS      PERIOD
---------------------------------  -------------  ------------  ------------  -------------
For the year ended December 31,
  1993                               $ 52,787      $  883,601    $  881,627     $   54,761

For the year ended December 31,
  1994                                 54,761       1,707,912     1,567,633        195,040

For the year ended December 30,
  1995                                195,040       3,118,556     2,213,596      1,100,000

                                 EXHIBIT INDEX

Exhibit
Number   Description of Exhibit
-------  ----------------------

 1.1     Underwriting Agreement*

 2.1     Certificate of Ownership and Merger merging GMH
         Acquisition Corp. into General Manufactured
         Housing, Inc. dated as of December 21, 1995*

 2.2     Articles of Merger merging GMH Acquisition Corp.
         into General Manufactured Housing, Inc. dated as of December 21, 1995 *

 2.3     Plan of Merger merging GMH Acquisition Corp. into
         General Manufactured Housing, Inc.*

 2.4     Certificate of Merger merging Lamar Housing, L.L.C.
         into General Manufactured Housing, Inc., dated as of December 14, 1995

 3.1     Restated Certificate of Incorporation of the
         Company*

 3.2     Amended and Restated By-laws of the Company*

 4.1     Form of Common Stock Certificate*

 4.2     Article Fourth of the Amended and Restated
         Certificate of Incorporation of the Company (see
         Exhibit 3.1)*

 4.3 Article I of the Amended and Restated By-laws of the Company (see Exhibit 3.2)*

 4.4     Stockholders' Agreement dated as of December 21,
         1995 among the Company and the Stockholders and Warrant holders named therein.*

 4.5 Warrant to Purchase Common Stock of the Company dated as of December 21, 1995 and issued to Eileen
         V. Austen to purchase 54,687 shares of Class A
         Common Stock of the Company.*

 4.6 Warrant to Purchase Common Stock of the Company dated as of December 21, 1995 and issued to Paul
         Cronson to purchase 54,687 shares of Class A Common
         Stock of the Company.

 4.7 Warrant to Purchase Common Stock of the Company dated as of December 21, 1995 and issued to Robert
         L. Goodwin to purchase 54,688 shares of Class A
         Common Stock of the Company.

 4.8 Warrant to Purchase Common Stock of the Company dated as of December 21, 1995 and issued to Robert
         C. Mayer, Jr. to purchase 54,688 shares of Class A
         Common Stock of the Company.*

5        Opinion of Nixon, Hargrave, Devans & Doyle LLP*

10.1     Contract of Lease and Rent dated as of December 30,
         1993 between General Manufactured Housing, Inc. and
         Waycross and Ware County Development Authority.*

Exhibit
Number   Description of Exhibit
-------  ----------------------

10.2     Sublease Agreement dated as of July 1, 1995 between
         Hi-Tech Properties, Inc. and General Manufactured
         Housing, Inc.*

10.3 Lease Agreement dated as of October 10, 1995 between Waycross and Ware County Development
         Authority and Hi-Tech Properties, Inc.*

10.4 Sublease Agreement dated as of October 10, 1995 between Hi-Tech Properties, Inc. and General
         Manufactured Housing, Inc.*

10.5 Lease Agreement with Option to Purchase effective as of July 10, 1995 between R.A. Warr and Wayne
         Evans, each individually and doing business as Lamar Warehouse Co., and General Manufactured
         Housing, Inc., as successor by merger to Lamar
         Housing, L.L.C.

10.6 Aviation Ground Lease effective as of September 19, 1994 by and between Ware County, Georgia, The City of Waycross, Georgia and General Manufactured Housing, Inc. with respect to property at the Waycross Ware County Airport.

10.7 Employment Agreement dated as of December 21, 1995 between General Manufactured Housing, Inc. and
         Samuel P. Scott.*

10.8 Employment Agreement dated as of December 21, 1995 between GMH Acquisition, Corp. and Gregory Keith
         Scott.

10.9 Employment Agreement dated as of December 21, 1995 between GMH Acquisition Corp., and Drew Eric Scott.

10.10 Employment Agreement dated as of January 1, 1996 between General Manufactured Housing, Inc. and
         Kelly S. Herold.

10.11 Escrow Agreement dated as of December 18, 1995 between and among GHM Acquisition Corp., Kelly Scott Herold, as trustee, Gregory Keith Scott, Drew Eric Scott and Samuel P. Scott, individually and as joint tenant with Sherry J. Scott, and Key Trust Company.

10.12 Service Agreement dated as of December 21, 1995 between General Manufactured Housing, Inc. and M/H
         Retail, Inc.

10.13 Junior Subordinated Promissory Note of General Manufactured Housing, Inc. dated as of December 21, 1995 and issued to RFE Investment Partners V, L.P. in the original principal amount of $2,931,469.00.

10.14    Junior Subordinated Promissory Note of General
         Manufactured Housing, Inc. dated as of December 21,
         1995 and issued to Sterling Commercial Capital,
         Inc. in the original principal amount of $145,454.50.

10.15    Junior Subordinated Promissory Note of General
         Manufactured

Exhibit
Number   Description of Exhibit
-------  ----------------------

         Housing, Inc. dated as of December 21, 1995 and issued to State Treasurer of the State of Michigan, Custodian of the Michigan Public School Employees' Retirement System, State Employees' Retirement System, Michigan State Police State Retirement System, and Michigan Judges Retirement System in the original principal amount of $1,923,076.50.

10.16    Secured Credit Agreement dated as of December 21,
         1995 by and between General Manufactured Housing,
         Inc. and First Source Financial LLP ("First Source").*

10.17 Term Loan Note dated Financial LLP ("First Source") as of December 21, 1995 from General Manufactured
         Housing, Inc. to First Source in the original principal amount of $4,000,000.

10.18    Revolving Note dated as of December 21, 1995 from
         General Manufactured Housing, Inc. to First Source in the original principal amount of $16,000,000.

10.19 Working Capital Note dated as of December 21, 1995 from General Manufactured Housing, Inc. to First
         Source in the original principal amount of $6,000,000.

10.20    Subordination Agreement dated as of December 21,
         1995 among General Manufactured Housing, Inc., the
         Company, The Equitable Life Assurance Society of the United States, RFE Investment Partners V.,
         L.P., Sterling Commercial Capital, Inc., State
         Treasurer of the State of Michigan, Custodian of the Michigan Public School Employees' Retirement
         System, State Employees' Retirement System,
         Michigan State Police Retirement System and
         Michigan Judges Retirement System, Strategic
         Investments & Holdings, Inc. and First Source.

10.21 Security Agreement dated as of December 21, 1995 between General Manufactured Housing, Inc. and
         First Source.

10.22 Agreement (Trademark) dated as of December 21, 1995 between General Manufactured Housing, Inc. and
         First Source.

10.23 Aircraft Mortgage and Security Agreement dated as of December 21, 1995 between General Manufactured
         Housing, Inc. and First Source.*

10.24 Bank Agency Agreement dated as of December 21, 1995 among General Manufactured Housing, Inc., First Source, First Source Financial, Inc., Citicorp North America, Inc. and The First National Bank of Chicago.

10.25 Pledge Agreement dated as of December 21, 1995 between the Company and First Source.

10.26 Assignment of Leases dated as of December 21, 1995 from General Manufactured Housing, Inc. to First
         Source.*

10.27    Deed to Secure Debt, Assignment of Leases, and
         Rents and Security

Exhibit
Number   Description of Exhibit
-------  ----------------------

         Agreement dated as of December 21, 1995 by General
         Manufactured Housing, Inc. to and for the benefit of First Source.

10.28 Short Form Lease dated as of December 21, 1995 between Waycross and Ware County Development
         Authority and General Manufactured Housing, Inc.*

10.29 Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement dated as of December 21, 1995 from General Manufactured Housing, Inc. and
         First Source.*

10.30    Post-Closing Agreement dated as of December 21,
         1995 between General Manufactured Housing, Inc. and
         First Source.

10.31 Management Agreement dated as of December 21, 1995 between General Manufactured Housing, Inc. and
         Strategic Investments and Holdings, Inc.*

10.32    Guaranty by Corporation dated as of December 30,
         1993 given by General Manufactured Housing, Inc. to the Patterson Bank.*

10.33 Indemnity Agreement dated as of December 30, 1993 between General Manufactured Housing, Inc. and
         Waycross and Ware County Development Authority.

10.34 Manufacturer's Indemnification Agreement dated as of October 10, 1989 by and between General
         Manufactured Housing, Inc. and Security Pacific
         Housing Services, Inc.

10.35 Indemnity Agreement dated as of July 1, 1995 between and among General Manufactured Housing, Inc., Tim-Bar Corporation, and Hi-Tech Properties,
         Inc.*

22       Subsidiaries of the Company.*

23.1     Consent of Arthur Andersen LLP.

23.2     Consent of Earl A. Lawson, CPA.

23.3     Consent of Nixon, Hargrave, Devans & Doyle LLP
         (contained in the opinion filed as Exhibit 5).*

24 Power of Attorney (included on the signature page of the Registration Statement).*

27.1     Financial Data Schedule.*

________________________

*  To be filed by Amendment.